                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                           CORVAS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  221005 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Artisan Equity Limited
                      c/o International Services Limited
                                 P.O. Box 1186
                             Hamilton HMEX, Bermuda
                               (011-441) 292-2363

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                          Christopher D. Dillon, Esq.
                              Shearman & Sterling
                       555 California Street, Suite 2000
                            San Francisco, CA 94104
                           Telephone: (415) 616-1100
--------------------------------------------------------------------------------


                                August 18, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Equity Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            2,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Global LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            2,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Artisan Global Invest Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            2,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The ART I Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            2,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005 10 1                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Butterfield Trust (Bermuda) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,000,000*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,000,000*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            2,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.001 per share (the "Common Shares"), of Corvas International, Inc. ("Corvas"), a Delaware corporation. The principal executive offices of Corvas are located at 3030 Science Park Road, San Diego, California 92121.


Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Artisan Equity Limited, a company organized under the laws of Bermuda ("AEL"). The principal business of AEL is making investments in companies and businesses. The address of the principal business and office of AEL is c/o International Services Limited, 22 Church Street, Hamilton HM 11, Bermuda. The directors and officers of AEL are: Robin A. Barnes (director and president), Michel J. Drew (director and vice president), Dr. Wolfgang Scheuer (director), Graham C. Brooks (alternate director to Robin
A. Barnes), and Susan E. Fairhurst (secretary). All of the directors and officers of AEL are British citizens, with the exception of Dr. Scheuer who is German.

          The present principal occupation of Mr. Barnes is Managing Director of Butterfield Trust (Bermuda) Limited, a Bermuda trust company (the "Trustee") whose principal address is 65 Front Street, Hamilton HM11, Bermuda. Mr. Barnes' business address is the same as for The Bank of N.T. Butterfield & Son Limited.

          The present principal occupation of Mr. Drew is President and Chief Executive Officer of International Services Limited, a Bermuda company whose principal business is trust and company management and administration and whose principal address is 22 Church Street, Hamilton HM 11, Bermuda. Mr. Drew's business address is the same as for International Services Limited.

          The present principal occupation of Dr. Scheuer is as a self-employed attorney-at-law practising in Germany. Dr. Scheuer's business address is Grunwalder Str. 241, 81545, Munchen, Germany.

          The present principal occupation of Mr. Brooks is Executive Vice President of the Bank of N.T. Butterfield & Son Limited, a Bermuda bank whose principal address is 65 Front Street, Hamilton HM12, Bermuda. Mr. Brooks' business address is the same as for The Bank of N.T. Butterfield & Son Limited.

          The present principal occupation of Ms. Fairhurst is Certified Public Accountant of International Services Limited, a Bermuda company whose principal business is trust and company management and administration and whose principal address is 22 Church Street,

Hamilton HM 11, Bermuda. Ms. Fairhurst's business address is the same as for International Services Limited.

          AEL is a wholly owned subsidiary of Artisan Global LLC, a Delaware limited liability company. The principal business of Artisan Global LLC is making investments in companies and businesses. The address of the principal business and office of Artisan Global LLC is c/o International Services Limited, 22 Church Street, Hamilton HM 11, Bermuda.

          Artisan Global LLC is 99% owned by its managing member, Artisan
Global Invest Limited, a company organized under the laws of Bermuda. The principal business of Artisan Global Invest Limited is making investments in companies and businesses. The address of the principal business and office of Artisan Global Invest Limited is c/o International Services Limited, 22 Church Street, Hamilton HM 11, Bermuda. The directors and officers of Artisan Global Invest Limited are: Robin A. Barnes (director and president), Michel J. Drew (director and vice president), Dr. Wolfgang Scheuer (director), Graham C. Brooks (alternate director to Robin A. Barnes), and Susan E. Fairhurst (secretary). Information with respect to the directors and officers of Artisan Global Invest Limited is given above.

          Artisan Global Invest Limited is a wholly owned subsidiary of the ART I Trust, a trust formed under the laws of Bermuda (the "Trust"). The Trustee is currently the sole trustee of the Trust. The Trustee is a trust company organized under the laws of Bermuda and the address of its principal business and office is 65 Front Street, Hamilton HM12, Bermuda. Pursuant to the Trust Settlement, the Trustee is authorized to, and its principal business is to, exercise discretionary authority with respect to the investments of the Trust and therefore is the ultimate controlling shareholder of AEL.

          The Trustee is a wholly owned subsidiary of The Bank of N.T. Butterfield and Son Limited, a publicly quoted company on the Bermuda Stock Exchange. The directors and officers of the Trustee are: Dr. James A.C. King (director and chairman), Graham C. Brooks (director and vice chairman), C. Wendell Emery (director), Patricia G. Lauder (director), Robin A. Barnes (director), Christopher Kennedy (secretary) and Richard Ferrett (accountant). Information with respect to Mr. Brooks and Mr. Barnes is given above.

          Dr. King is a British citizen. The present principal occupation of Dr. King is as a general surgeon practising in Bermuda. Dr. King's business address is The Arches, 13 Berry Hill Road, Paget DV03, Bermuda.

          Mr. Emery is a citizen of Bermuda. The present principal occupation of Mr. Emery is as Executive Vice President of The Bank of N.T. Butterfield & Son Limited. Mr. Emery's business address is the same as for the Trustee.

          Ms. Lauder is a citizen of Bermuda. The present principal occupation of Ms. Lauder is as Vice President of the Trustee. Ms. Lauder's business address is the same as for the Trustee.

          Mr. Kennedy is a British citizen. The present principal occupation of Mr. Kennedy is as legal adviser of The Bank of N.T. Butterfield & Son
Limited. Mr. Kennedy's business address is the same as for the Trustee.

          Mr. Ferrett is a British citizen. The present principal occupation of Mr. Ferrett is as the Chief Financial Officer of The Bank of N.T. Butterfield & Son Limited. Mr. Ferrett's business address is the same as for the Trustee.

          During the last five years, none of AEL or any of the entities or persons named above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On August 18, 1999, AEL acquired from Corvas a 5.5% convertible senior subordinated note due 2006 (the "Convertible Note") in an aggregate principal amount of $6,500,000 for a purchase price of $6,500,000. Accretion on the outstanding principal amount of the Convertible Note shall accrue for the period from August 18, 1999 to August 17, 2006, compounded semi-annually using a 360-day year composed of twelve 30-day months, at 5.5% per annum. The accreted value of the Convertible Note is convertible into Common Shares at an initial conversion price, which is subject to certain adjustments, of $3.25 per Common Share.

          The Convertible Note was acquired pursuant to the Note Purchase Agreement, dated August 18, 1999, between Corvas and AEL (the "Note Purchase Agreement"). A copy of the Note Purchase Agreement is attached as Exhibit 1 to this Statement on Schedule 13D. Pursuant to the Note Purchase Agreement, AEL agreed to purchase an additional Convertible Note from Corvas in an aggregate principal amount of $3,500,000 for a purchase price of $3,500,000, subject to certain conditions, including, without limitation, that such purchase occurs on or prior to December 31, 1999 and that Corvas shall have completed the sale of additional convertible notes with the same terms and conditions as the Convertible Notes for an aggregate purchase price of not less than $1,750,000 or Corvas shall have sold additional Common Shares for the aggregate amount of $1,750,000 at a price per share of not less than $2.50.

          AEL acquired the funds for the purchase of the Convertible Notes on August 18, 1999, as an indirect capital contribution from Artisan Global Invest Limited, which acquired such funds from available funds in the Trust on July 29, 1999.


Item 4.   Purpose of Transaction.
          ----------------------

          AEL acquired the Convertible Note for the purpose of making an investment in Corvas. AEL from time to time intends to review its investment in Corvas on the basis of various factors, including Corvas' business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Corvas' securities in particular, as well as other developments and other investment opportunities. Based upon such review, AEL will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If AEL believes that further investment in Corvas is attractive, whether because of the market price of Corvas's securities or otherwise, they may acquire Corvas securities either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, AEL may determine to dispose of some or all of the Corvas securities currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

          In accordance with the Note Purchase Agreement, effective as of August 18, 1999, AEL has the right to designate one director to the Board of Directors of Corvas. AEL has not yet designated such director. The Note Purchase Agreement provides that so long as the Convertible Notes are outstanding, AEL shall have the right to nominate one person to Corvas' board of directors whenever the Board of Directors is subject to election.

          Except as set forth in this Statement on Schedule 13D, AEL has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Corvas or the disposition of securities of Corvas; (ii) an extraordinary corporate transaction involving Corvas or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Corvas or any of its subsidiaries; (iv) any change in the present board of directors or management of Corvas; (v) any material change in Corvas' capitalization or dividend policy; (vi) any other material change in Corvas' business or corporate structure; (vii) any change in Corvas' charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Corvas by any person; (viii) causing a class of Corvas' securities becoming deregistered or delisted; (ix) a class of equity securities of Corvas becoming eligible for termination of registration or
(x) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) The current outstanding principal amount of the Convertible Note that was purchased by AEL on August 18, 1999 is convertible into 2,000,000 Common Shares at the current conversion price of $3.25 per Common Share. Based upon 15,487,277 Common Shares being outstanding as of August 18, 1999 (according to a representation of Corvas in the Note Purchase Agreement), plus 1,300,000 Common Shares being issued to other investors on August 18, 1999, such Common Shares would represent approximately 10.6% of the Common Shares outstanding upon conversion.

          Except for AEL, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which AEL (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) Except as described in this Statement on Schedule 13D, none of AEL or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of Issuer.
          ------------------------------------

          On August 18, 1999, AEL and Corvas entered into (i) the Note Purchase Agreement, a copy of which is attached as Exhibit 1 to this Statement on
Schedule 13D, (ii) a Registration Rights Agreement (the "Registration Rights Agreement"), a copy of which is attached as Exhibit 2 to this Statement on
Schedule 13D, and (iii) the Convertible Note, a copy of which is attached as
Exhibit 3 to this Statement on Schedule 13D.

          Pursuant to the Registration Rights Agreement, Corvas has agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within 30 days after August 18, 1999 covering the resale of all of the Common Shares to be issued upon conversion of the Convertible Notes.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Exhibit Number                     Description                                            Page
--------------                     -----------                                            ----
99.1                               Note Purchase Agreement, dated August 18, 1999,        18
                                   between Corvas International, Inc. and Artisan Equity
                                   Limited

               Exhibit A           Form of Convertible Subordinated Promissory Note

               Exhibit B           Registration Rights Agreement

               Exhibit C           Opinion of Counsel

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 27, 1999                         Artisan Equity Limited


                                        By: /s/ Michel J. Drew
                                           -------------------------------------
                                           Name:   Michel J. Drew
                                           Title:  Director


                                        By: /s/ Susan E. Fairhurst
                                           -------------------------------------
                                           Name:   Susan E. Fairhurst
                                           Title:  Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 27, 1999               Artisan Global LLC

                              By: Artisan Global Invest Limited
                                  Managing Shareholder of Artisan Global LlC


                              By:  /s/ Michel J. Drew
                                  ----------------------------------------------
                                  Name:    Michel J. Drew
                                  Title:   Director


                              By:  /s/ Susan E. Fairhurst
                                  ----------------------------------------------
                                  Name:    Susan E. Fairhurst
                                  Title:   Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 27, 1999                         Artisan Global Invest Limited


                                        By:  /s/ Michel J. Drew
                                            ------------------------------------
                                            Name:    Michel J. Drew
                                            Title:   Director


                                        By:  /s/ Susan E. Fairhurst
                                            ------------------------------------
                                            Name:    Susan E. Fairhurst
                                             Title:  Company Secretary

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 27, 1999                         The ART I Trust

                                        By: Butterfield Trust (Bermuda) Limited,
                                                    as Trustee


                                        By: /s/ Graham C. Brooks
                                            -----------------------------------
                                            Name:   Graham C. Brooks
                                            Title:  Vice Chairman and Director

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 27, 1999                         Butterfield Trust (Bermuda) Limited,
                                            Trustee of the Art I Trust


                                        By: /s/ Graham C. Brooks
                                            -----------------------------------
                                            Name:   Graham C. Brooks
                                            Title:  Vice Chairman and Director

                                 Exhibit Index
                                 -------------

Exhibit Number                     Description                                            Page
--------------                     -----------                                            ----
99.1                               Note Purchase Agreement, dated August 18, 1999,        18
                                   between Corvas International, Inc. and Artisan Equity
                                   Limited

               Exhibit A           Form of Convertible Subordinated Promissory Note

               Exhibit B           Registration Rights Agreement

               Exhibit C           Opinion of Counsel

                                                                    Exhibit 99.1

                           CORVAS INTERNATIONAL, INC.

                            NOTE PURCHASE AGREEMENT


                          Dated as of August 18, 1999

                               Table of Contents

                                                                              Page
1.  Authorization and Closing..............................................      1
    1.1    Authorization of the Notes......................................      1
    1.2    Purchase and Sale of Convertible Notes..........................      1
    1.3    The First Closing...............................................      1
    1.4    The Second Closing..............................................      1
2.  Conditions to Purchaser's Obligation at the First Closing..............      2
    2.1    Representations and Warranties; Covenants.......................      2
    2.2    Registration Rights Agreement...................................      2
    2.3    Sale of Common Stock............................................      2
    2.4    Governmental Consents...........................................      2
    2.5    No Material Adverse Change......................................      2
    2.6    Consents and Approvals..........................................      2
    2.7    Representation on the Board of Directors........................      3
    2.8    Opinion of the Company's Counsel................................      3
    2.9    Closing Documents...............................................      3
3.  Conditions to Purchaser's Obligation at the Second Closing.............      3
    3.1    Representations and Warranties; Covenants.......................      3
    3.2    Registration Rights Agreement...................................      4
    3.3    Sale of Convertible Notes or Stock..............................      4
    3.4    Governmental Consents...........................................      4
    3.5    No Material Adverse Change......................................      4
    3.6    Opinion of the Company's Counsel................................      4
    3.7    Closing Documents...............................................      4
    3.8    Second Closing Date.............................................      5
    3.9    Stockholder Approval............................................      5
4.  Conditions tO Obligations of the Company at the First Closing..........      5
    4.1    Representations and Warranties True.............................      5
    4.2    Consents, Permits, and Waivers..................................      5
    4.3    Registration Rights Agreement...................................      5
    4.4    Sale of Stock...................................................      5

                                      i.

                               Table of Contents
                                  (continued)

                                                                            Page
5.  Conditions to Obligations of the Company at the Second Closing.........    5
    5.1   Stockholder Approval.............................................    5
    6.1   Board Representation.............................................    5
7.  Transfer of Restricted Securities......................................    6
    7.1   General Provisions...............................................    6
    7.2   Opinion Delivery.................................................    6
    7.3   Legend Removal...................................................    6
8.  Representations and Warranties of the Company..........................    6
    8.1   Organization and Standing........................................    7
    8.2   Authorization....................................................    7
    8.3   Valid and Binding Obligation.....................................    7
    8.4   SEC Filings; Financial Statements; Changes.......................    7
    8.5   Non-Contravention................................................    8
    8.6   No General Solicitation..........................................    8
    8.7   Capitalization...................................................    9
    8.9   Governmental Consent, etc........................................   10
    8.10  Litigation, etc..................................................   10
    8.11  Employees........................................................   10
    8.12  Intellectual Property Rights.....................................   11
    8.13  Environmental and Safety Laws....................................   11
    8.14  Related-Party Transactions.......................................   11
    8.15  Title to Property and Assets; Leases.............................   11
    8.16  Insurance........................................................   12
    8.17  System of Internal Accounting Controls...........................   12
    8.18  Filing of Tax Returns............................................   12
    8.19  Investment Company...............................................   12
    8.20  Real Property Holding Company....................................   12
    8.21  No Defaults......................................................   12
    8.22  Rights Agreement.................................................   13
    8.23  Brokers or Finders...............................................   13

                               Table of Contents
                                  (continued)

                                                                             Page
    8.24  Knowledge........................................................    13
    8.25  Disclosure.......................................................    13
    8.26  Year 2000 Compliance.............................................    13
    8.27  Form S-3 Eligibility.............................................    13
9.  Representations and Warranties of Purchaser............................    13
    9.1   Requisite Power and Authority....................................    13
    9.2   Investment Representations.......................................    14
    9.3   Further Assurances...............................................    15
    9.4   Transfer Restrictions............................................    15
10. Definitions............................................................    15
    10.1  Definitions......................................................    15
11. Miscellaneous..........................................................    18
    11.1  Remedies.........................................................    18
    11.2  Legends..........................................................    18
    11.3  Consent to Amendments............................................    18
    11.4  Survival of Representations and Warranties.......................    18
    11.5  Indemnification..................................................    19
    11.6  Successors and Assigns...........................................    19
    11.7  Severability.....................................................    19
    11.8  Counterparts.....................................................    19
    11.9  Descriptive Headings; Interpretation.............................    19
    11.10 Governing Law....................................................    20
    11.11 Notices..........................................................    20
    11.12 No Strict Construction...........................................    20
    11.13 Fees.............................................................    20
    11.14 Public Statements or Releases....................................    21

                            NOTE PURCHASE AGREEMENT

     This Note Purchase Agreement (the "Agreement") is made as of August 18, 1999 (the "Effective Date") between Corvas International, Inc., a Delaware corporation (the "Company"), and Artisan Equity Limited, a Bermuda company (the "the Purchaser"). Except as otherwise indicated herein, capitalized terms used herein are defined in Section 10 hereof or in the Convertible Notes (as defined below).

     Whereas, the Company wishes to sell the Purchaser 5.5% Convertible Senior Subordinated Notes due 2006 in an aggregate principal amount up to $10,000,000, and the Purchaser wishes to purchase from the Company such notes on the terms and conditions of this Agreement.

     Now, Therefore, in consideration of the foregoing recitals and the mutual promises set forth herein, the parties hereto agree as follows:

1.   Authorization and Closing.

     1.1 Authorization of the Notes. The Company shall authorize the issuance and sale to the Purchaser of its 5.5% Convertible Senior Subordinated Notes due 2006 with an aggregate principal amount of up to $10,000,000 and containing the terms and conditions and in substantially the form set forth in Exhibit A attached hereto (each a "Convertible Note" and collectively the "Convertible Notes").

     1.2 Purchase and Sale of Convertible Notes. Subject to the terms and conditions set forth herein, the Purchaser shall purchase from the Company, and the Company shall issue and sell to the Purchaser the Convertible Notes.

     1.3 The First Closing. The first closing of the purchase and sale of the Convertible Notes to be issued to the Purchaser pursuant to Section 1.2 (the "First Closing") shall take place at the offices of Cooley Godward llp, 4365 Executive Drive, Suite 1100, San Diego, California 92121 at 10:00 a.m. on August 18, 1999 or at such other place or on such other date as may be mutually agreeable to the Company and the Purchaser (such date is hereinafter called the "Closing Date"). At the First Closing, subject to the satisfaction of the conditions to the closing contained herein, the Company shall deliver to the Purchaser instruments evidencing Convertible Notes with the principal amount of $6,500,000 to be issued to and purchased by the Purchaser (the "Principal Amount"), payable to the order of the Purchaser or its nominee or registered in the Purchaser's or its nominee's name, respectively, upon payment of $6,500,000 (the "Purchase Price") by a cashier's or certified check, or by wire transfer of immediately available funds to the Company's account at Salomon Smith Barney (the "Company Account").

     1.4 The Second Closing. The second closing of the purchase and sale of the Convertible Notes to be issued to the Purchaser (the "Second Closing") shall take place at the offices of Cooley Godward llp, 4365 Executive Drive, Suite 1100, San Diego, California 92121 or at such other place and at such date as may be mutually agreeable to the Company and the Purchaser (such date is hereinafter called the "Second Closing Date"). At the Second Closing,

                                      1.

subject to the satisfaction of the conditions to the closing, the Company shall deliver to the Purchaser instruments evidencing the Convertible Notes with a Principal Amount of $3,500,000 to be issued to and purchased by the Purchaser, payable to the order of the Purchaser or its nominee or registered in the Purchaser's or its nominee's name, respectively, upon payment of the purchase price of $3,500,000 by a cashier's or certified check, or by wire transfer of immediately available funds to the Company's Account.

2. Conditions to Purchaser's Obligation at the First Closing. The obligation of the Purchaser to purchase and pay for the Convertible Notes at the First Closing is subject to the satisfaction or waiver by the Purchaser as of or prior to the First Closing of the following conditions:

     2.1 Representations and Warranties; Covenants. The representations and warranties made by the Company in Section 8 hereof shall be true and correct at and as of the First Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein, and the Company shall have performed or complied in all material respects with all of the covenants required to be performed by it hereunder prior to the First Closing.

     2.2 Registration Rights Agreement. The Company and the Purchaser shall have entered into a Registration Rights Agreement substantially in the form set forth in Exhibit B attached hereto (the "Registration Rights Agreement"), and the Registration Rights Agreement shall be in full force and effect.

     2.3 Sale of Common Stock. The Company shall have completed the sale of newly issued shares of Common Stock of the Company to IBT International Biotechnology Trust and Sofinov Societe Financiere D'Innovation, for the aggregate amount of $3,250,000 at a price per share of $2.50 to be purchased pursuant to that certain Stock Purchase Agreement (the "Stock Purchase Agreement"), dated of even date herewith, by and between the Company and such purchasers.

     2.4 Governmental Consents. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the sale and issuance of the Convertible Notes at the First Closing in compliance with such laws, except any notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, all of which will be timely filed within the applicable periods therefor.

     2.5 No Material Adverse Change. Since March 31, 1999, there shall have been no change in the Company's business, operations or financial condition that has had or could reasonably be expected to have a material adverse effect on the Company's business, operations or financial condition.

     2.6 Consents and Approvals. The Company shall have received all authorizations, consents, orders and approvals of all governmental authorities and officials reasonably necessary for the consummation of the transactions contemplated by this Agreement.

                                      2.

     2.7 Representation on the Board of Directors. Effective upon the First Closing, the Company will have increased the number of directors on the Company's Board of Directors by one seat, unless there is an existing vacancy on the Board of Directors, and the Purchaser shall have the right to designate at any time after the First Closing one individual to be elected to the Board of Directors of the Company to occupy the newly created seat or fill the existing vacancy, as the case may be.

     2.8 Opinion of the Company's Counsel. The Purchaser shall have received from Cooley Godward llp, counsel for the Company, an opinion in substantially the form attached hereto as Exhibit C, which shall be addressed to the Purchaser, dated as of the Closing Date.

     2.9 Closing Documents. The Company shall have delivered to the Purchaser all of the following documents:

          (a) an officer's certificate, dated as of the Closing Date, stating that the conditions specified in sections 2.1 through 2.7 have been fully satisfied;

          (b) certified copies of the resolutions duly adopted by the Company's Board of Directors authorizing (i) the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, (ii) the issuance and sale of the Convertible Notes, and (iii) the consummation of all other transactions contemplated by this Agreement;

          (c) certified copies of the Company's Certificate of Incorporation and Bylaws, each as in effect as of the Closing Date;

          (d) a copy of the duly executed Registration Rights Agreement referenced in Section 2.2 as in effect at the Closing;

          (e) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal), except such as may be properly obtained subsequent to the Closing; and

          (f) one or more duly executed certificates representing the Convertible Notes being purchased by the Purchasers at the First Closing pursuant hereto.

3. Conditions to Purchaser's Obligation at the Second Closing. The obligation of the Purchaser to purchase and pay for the Convertible Notes at the Second Closing is subject to the satisfaction or waiver by the Purchaser as of or prior to the Second Closing of the following conditions:

     3.1 Representations and Warranties; Covenants. The representations and warranties made by the Company in Section 8 hereof shall be true and correct at and as of the Second Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein, and the Company shall have performed or complied in all material respects with all of the covenants required to be performed by it hereunder prior to the Second Closing.

                                      3.

     3.2 Registration Rights Agreement. The Registration Rights Agreement shall be in full force and effect.

     3.3 Sale of Convertible Notes or Stock. The Company shall have completed the sale of additional convertible notes with the same terms and conditions as the Convertible Notes for an aggregate purchase price of not less than $1,750,000 or the Company shall have sold additional shares of Common Stock of the Company for the aggregate amount of $1,750,000 at a price per share of not less than $2.50.

     3.4 Governmental Consents. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the sale and issuance of the Convertible Notes at the First Closing in compliance with such laws, except any notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, all of which will be timely filed within the applicable periods therefor.

     3.5 No Material Adverse Change. Since the First Closing Date, there shall have been no change in the Company's business, operations or financial condition that has had or could reasonably be expected to have a material adverse effect on the Company's business, operations or financial condition.

     3.6 Opinion of the Company's Counsel. Purchaser shall have received from Cooley Godward llp, counsel for the Company, an opinion in substantially the form attached hereto as Exhibit C, which shall be addressed to the Purchaser, dated as of the Second Closing Date.

     3.7 Closing Documents. The Company shall have delivered to the Purchaser all of the following documents:

          (a) an officer's certificate, dated as of the Second Closing Date, stating that the conditions specified in sections 3.1 through 3.6 have been fully satisfied;

          (b) certified copies of the resolutions duly adopted by the Company's Board of Directors authorizing (i) the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, (ii) the issuance and sale of the Convertible Notes, and (iii) the consummation of all other transactions contemplated by this Agreement;

          (c) certified copies of the Company's Certificate of Incorporation and Bylaws, each as in effect as of the Second Closing Date;

          (d) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal), except such as may be properly obtained subsequent to the Closing; and

          (e) one or more duly executed certificates representing the Convertible Notes being purchased by the Purchasers at the Second Closing pursuant hereto.

                                      4.

     3.8 Second Closing Date. The Second Closing Date shall occur on or prior to December 31, 1999.

     3.9 Stockholder Approval. The Company shall have obtained any stockholder approval that is required by law, regulation, Nasdaq rule, the Company's Certificate of Incorporation or Bylaws for the transactions contemplated by this Agreement and the Registration Rights Agreement.

4. Conditions to Obligations of the Company at the First Closing. The Company's obligation to issue and sell the Convertible Notes, at the First Closing and at the Second Closing, as applicable, is subject to the satisfaction or waiver by the Company, on or prior to the First Closing or the Second Closing, as applicable, of the following conditions:

     4.1 Representations and Warranties True. The representations and warranties made by the Purchaser in Section 8 hereof shall be true and correct in all material respects at the date of the First Closing or the Second Closing, as applicable, with the same force and effect as if they had been made on and as of said date.

     4.2 Consents, Permits, and Waivers. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement (except for such as may be properly obtained subsequent to the First Closing or Second Closing, as applicable).

     4.3 Registration Rights Agreement. The Company and the Purchaser shall have entered into the Registration Rights Agreement and the Registration Rights Agreement shall be in full force and effect.

     4.4 Sale of Stock. With respect to the First Closing, the Company shall have completed the sale of the Common Stock of the Company for the aggregate amount of $3,250,000 at a price per share of $2.50 to be purchased pursuant to the Stock Purchase Agreement.

5.   Conditions to obligations of the Company at the Second Closing.

     5.1 Stockholder Approval. The Company shall have obtained any stockholder approval that is required by law, regulation, Nasdaq rule, the Company's Certificate of Incorporation or Bylaws for the transactions contemplated by this Agreement and the Registration Rights Agreement.

6.   Covenants

     6.1 Board Representation. (a) So long as the Convertible Notes are outstanding, the Purchaser of the Convertible Notes shall have the right to nominate one director to the Board of Directors whenever the Board of Directors is subject to election. Such right shall be in addition to any other voting rights that the Purchaser may have as a holder of shares of Common Stock.

                                      5.

     (b) The Company shall include as a nominee for the Board of Directors recommended by the Board of Directors the person designated by the Purchaser in accordance with this Section 6.1 and shall nominate such person and use its reasonable best efforts to cause the election of such person, unless the Board of Directors, in the exercise of its fiduciary duties, reasonably shall determine that such person is not qualified to serve on the Board of Directors. If the Board of Directors reasonably determines that such designee is not so qualified, the Purchaser shall have the opportunity to specify one additional designee who shall be so included as a nominee subject to the qualification set forth in the immediately preceding sentence.

     In the event that a vacancy is created at any time by the death, disability, resignation or removal of any director nominated by the Purchaser or appointed to the Board of Directors on the Closing Date in accordance with the Purchase Agreement, the Purchaser shall have the right to designate a replacement director to fill such vacancy and the Company agrees to take such actions within their control as are necessary to implement the agreements set forth in this Section 6.1.

7.   Transfer of Restricted Securities.

     7.1 General Provisions. The Common Stock issuable upon conversion of the Convertible Notes is transferable only pursuant to and in accordance with (i) an effective registration statement filed pursuant to the Securities Act covering such Restricted Securities, (ii) Rule 144 of the Securities Act (or any similar rule or rules then in force) if such rule is available to the holders of Restricted Securities and (iii) subject to the conditions specified in Section
7.2 below, any other legally available means of transfer.

     7.2 Opinion Delivery. In connection with the transfer of any Restricted Securities (other than a transfer pursuant to Sections 7.1(i) or 7.1(ii) above), the holder thereof shall deliver written notice to the Company describing in reasonable detail the transfer or proposed transfer, together with an opinion of outside counsel to the Purchasers which (to the Company's reasonable satisfaction) is knowledgeable in securities law matters to the effect that such transfer of Restricted Securities may be effected without registration of such Restricted Securities under the Securities Act. In addition, if the holder of the Restricted Securities delivers to the Company an opinion of such outside counsel to the effect that no subsequent transfer of such Restricted Securities shall require registration under the Securities Act, the Company shall promptly upon the completion of such transfer deliver new certificates to the purchaser of such Restricted Securities which do not bear the Securities Act legend set forth in Section 11.2.

     7.3 Legend Removal. If any Restricted Securities become eligible for sale pursuant to Rule 144(k), the Company shall, upon the request of the holder of such Restricted Securities, remove the legend set forth in Section 11.2 from the certificates for such Restricted Securities.

8. Representations and Warranties of the Company. Except as set forth on a Schedule of Exceptions delivered by the Company to the Purchaser at the First Closing, as a material inducement to the Purchaser to enter into this Agreement and purchase the Convertible Notes hereunder, the Company hereby represents and warrants that:

                                      6.

     8.1 Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has all requisite corporate power to own and operate its assets and to carry on its business as presently conducted and as currently proposed to be conducted and as described in SEC Documents (as hereafter defined). The Company is qualified to do business as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company's business, operations or condition (financial or otherwise), results of operations or prospects (a "Material Adverse Effect"). The Company has no subsidiaries.

     8.2 Authorization. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company, the authorization, sale, issuance and delivery of the Convertible Notes (and the Common Stock issuable upon conversion of the Convertible Notes) and the performance of the Company's obligations under this Agreement, the Registration Rights Agreement and the Convertible Notes has been taken or will be taken prior to the First Closing.

     8.3 Valid and Binding Obligation. This Agreement, the Registration Rights Agreement and the Convertible Notes, when executed and delivered by the Company, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (b) general principles of equity that restrict the availability of equitable remedies. The Convertible Notes, when issued in compliance with the provisions of this Agreement, will be duly and validly issued. A total of 2,924,000 shares of Common Stock issuable upon conversion of the Convertible Notes to be issued at the First Closing (assuming that the Accreted Value of the Convertible Notes at the Stated Maturity is converted at $3.25 per share) have been duly and validly reserved and, when issued in compliance with the provisions of this Agreement and the Convertible Notes, will be duly and validly issued, fully paid and nonassessable and not subject to any preemptive rights; provided, however, that the Convertible Notes (and the Common Stock issuable upon conversion of the Convertible Notes) may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein. Prior to the Second Closing, a total of an additional 1,574,461 shares of Common Stock issuable upon conversion of the Convertible Notes to be issued at the Second Closing (assuming that the Accreted Value of the Convertible Notes at the Stated Maturity is converted at $3.25 per share) will be duly and validly reserved and, when issued in compliance with the provisions of this Agreement and the Convertible Notes, will be duly and validly issued, fully paid and nonassessable and not subject to any preemptive rights; provided, however, that the Convertible Notes (and the Common Stock issuable upon conversion of the Convertible Notes) may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein.

     8.4  SEC Filings; Financial Statements; Changes.

          (a) The Company has delivered to the Purchaser accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by the Company with the SEC between December 31,

                                      7.

1998, and the date of this Agreement (the "SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act (as the case may be); and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The financial statements contained in the SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby consistent with the books and records of the Company.

          (c) Since March 31, 1999, there has not been: (i) any change in the assets, liabilities, financial condition or operations of the Company except changes in the ordinary course of business that have not been, in any case or in the aggregate, materially adverse; (ii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company; (iii) any waiver or compromise by the Company of a material debt or obligation owed to it; or (iv) any other event or condition out of character that has materially and adversely affected the Company's business or prospects.

     8.5 Non-Contravention. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, the Registration Rights Agreement and the Convertible Notes (i) will not contravene any provision of applicable law or the certificate of incorporation or bylaws of the Company or any agreement or other instrument binding upon the Company, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company and (ii) will not result in the creation or imposition of any Lien upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject.

     8.6 No General Solicitation. None of the Company, its Affiliates or any person acting on its or any of their behalf has engaged or will engage, in connection with the offering of the Convertible Notes, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. Assuming due payment for the Convertible Notes and the accuracy of the representations and warranties of the Purchaser contained in Section 8 hereof, the offer, sale and issuance of the Convertible Notes and the shares of Common Stock upon conversion thereof will be exempt from the registration requirements of the Securities Act.

                                      8.

     8.7  Capitalization.

          (a) Immediately prior to the Closing Date and the sale of the Convertible Notes and the Shares, the authorized capital stock of the Company shall consist of (a) 10,000,000 shares of Preferred Stock, $.001 par value, of which 1,000,000 shares have been designated Series A Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, of which 250,000 shares have been designated Series B Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, and of which 500,000 shares of Series C Junior Participating Preferred Stock, $.001 par value, none of which is issued and outstanding (b) 50,000,000 shares of Common Stock, $.001 par value, 15,487,277 shares of which are issued and outstanding, (c) 1,699,566 options and other rights to acquire Common Stock under the Company's stock option plan (whether currently outstanding or granted in the future), and (d) 37,836 shares of the Company's Common Stock reserved for issuance under the Employee Stock Purchase Plan, (e) 1,983,715 currently outstanding warrants to acquire Common Stock of the Company and (f) 1,250,000 shares of Common Stock reserved for issuance upon the conversion of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. As of the date hereof, the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on
Schedule 8.7(a) and except as may be contemplated by this Agreement. As of the date hereof, the Company is not party to any voting or similar agreement or proxies relating to the voting of shares of its capital stock and is not aware of any such agreements or proxies to which it is not a party except as may be contemplated by this Agreement. As of the date hereof, all of the outstanding shares of the Company's capital stock have been duly authorized and validly issued, and are fully paid and nonassessable, except to the extent that such shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such law at the time a transfer is proposed. Except as set forth herein, there are no other options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character that obligate the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital sock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests. Immediately after closing the sale of the Convertible Note pursuant to this Agreement and the 1,300,000 shares of Common Stock being sold concurrently with such Convertible Note, the Company's authorized capital shall not change and the number of authorized and outstanding securities shall not change except as follows: (a) 16,787,277 shares of Common Stock will be issued and outstanding, (b) 2,924,000 shares of Common Stock will be reserved for issuance upon the conversion of the Convertible Notes and (c) 2,143,849 shares will be reserved for issuance under currently outstanding warrants to acquire Common Stock of the Company.

          (b) There are no statutory or contractual shareholders' preemptive rights or rights of refusal with respect to the issuance of the Convertible Notes hereunder or the Common Stock issuable upon conversion of the Convertible Notes. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and, assuming the accuracy of the Purchasers' representations under Section 9, the offer, sale and issuance of the Convertible Notes hereunder and the issuance of Common

                                      9.

Stock upon conversion of the Convertible Notes do not require registration under the Securities Act.

     8.8 Solvency. The Company is, and immediately after the Closing Date, will be, Solvent.

     8.9 Governmental Consent, etc. The Company has obtained all material permits, consents, approvals or authorizations of, or declarations to or filings with, any governmental authority required in connection with the execution, delivery and performance by the Company of this Agreement, the Registration Rights Agreement or the other agreements contemplated hereby or the Convertible Notes, or the consummation by the Company of any other transactions contemplated hereby, except any notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, all of which will be timely filed within the applicable periods therefor.

     8.10 Litigation, etc. There are no actions, suits, proceedings (except applications for regulatory approval from the Food and Drug Administration and foreign drug agencies), orders, investigations or claims pending or, to the Company's knowledge, threatened against or affecting the Company (or to the Company's knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Company with respect to its business) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement); the Company is not subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the Company's knowledge, any governmental investigations or inquiries; and, to the Company's knowledge, there is no basis for any of the foregoing. The Company is not subject to any judgment, order or decree of any court or other governmental agency, and the Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may result in a Material Adverse Effect. The Company has conducted and continues to conduct its business in accordance with all applicable laws except where the failure to comply has not had and is not reasonably expected to have a Material Adverse Effect.

     8.11 Employees. The Company is not aware that any executive or key employee of the Company or any group of employees of the Company has any plans to terminate employment with the Company. The Company has complied with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes), except where the failure to comply has not had and is not reasonably expected to have a Material Adverse Effect, and the Company is not aware that it has any material labor relations problems (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). The Company is not, and to the Company's knowledge, none of its employees is, subject to any non-compete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present business activities of the Company, except for agreements between the Company and its

                                      10.

present and former employees that do not conflict with such activities. The Company has no collective bargaining agreements with any of its employees.

     8.12 Intellectual Property Rights. To its knowledge, the Company owns or possesses, or can acquire on reasonable terms, Intellectual Property Rights reasonably necessary to carry on the business now operated by it. The Company has not received any notice of and, to its knowledge there is no infringement of or conflict with rights of others with respect to any Intellectual Property Rights owned or used by the Company. The Company is not aware of any facts or circumstances that would render any Intellectual Property Rights owned or used by the Company invalid or inadequate to protect the interest of the Company therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or which invalidity or inadequacy, singularly or in the aggregate, would result in a Material Adverse Effect. To the Company's knowledge, no person or entity is infringing or threatening to infringe any Intellectual Property Rights owned or used by the Company. All employees and officers other than those employees who are not privy to any of the Company's proprietary information are bound by the confidentiality and invention assignment agreements and such agreements do not grant to such employees and officers rights to any Intellectual Property Rights owned or used by the Company. All non-employee directors are bound by confidentiality agreements and such agreements do not grant to such directors rights to any Intellectual Property Rights owned or used by the Company.

     8.13 Environmental and Safety Laws. The Company is in compliance with all applicable statutes, laws, or regulations relating to the environment or occupational health and safety, except where the failure to comply has not had and will not have a Material Adverse Effect, and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. The Company has not received any written notice, demand, letter, claim, request for information or other written communication alleging that the Company may be in violation of, or liable under, any statute, law, regulation or permit.

     8.14 Related-Party Transactions. No employee, officer, stockholder or director of the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). To the Company's knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that employees, stockholders, officers, or directors of the Company and members of their immediate families may own stock in publicly traded companies that may compete with the Company.
To the Company's knowledge, no officer, director, or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with the Company (other than such contracts that relate to such person's ownership of capital stock or other securities of the Company).

                                      11.

     8.15 Title to Property and Assets; Leases. The Company has good marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the unaudited Balance Sheet of the Company as of June 30, 1999 (the "Latest Balance Sheet") or acquired thereafter, free and clear of all Liens (other than Permitted Liens), except for properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any notes thereto) and minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company. The Company's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for their intended use in the ordinary course of business. The Company owns, or has a valid leasehold interest in, all assets necessary for the conduct of its businesses as presently conducted.

     8.16 Insurance. The Company has in full force and effect fire and casualty insurance policies, with extended coverage, standard comprehensive general liability insurance and product liabilities insurance (subject to reasonable deductibles), in amounts customary for companies similarly situated to the Company.

     8.17 System of Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     8.18 Filing of Tax Returns. The Company has filed all tax returns that are required to be filed by it pursuant to foreign or domestic laws and has paid all taxes due pursuant to such returns or pursuant to any assessment received by it (except where the requirement for payment of such taxes is being contested in good faith in appropriate proceedings), except where the failure to file or make payment could not reasonably be expected to result in a Material Adverse Effect. The charges, accruals, and reserves on the books of the Company in respect of taxes or other governmental charges are, to the knowledge of the Company, adequate.

     8.19 Investment Company. The Company is not, and upon the issuance and sale of the Convertible Notes as herein contemplated and the application of the net proceeds therefrom will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

     8.20 Real Property Holding Company. The Company is not a United States Real Property Holding Corporation within the meaning of (S)897(c)(2) of the Internal Revenue Code of 1986, as amended.

     8.21 No Defaults. The Company has, in all material respects, performed all obligations required to be performed by it to date and is not in default under any of the contracts, loans, notes, mortgages, indentures, licenses, security agreements or leases, to which it is a party

                                      12.

or by which it is otherwise bound, except for such defaults which in the aggregate have not had, and could not reasonably be expected to have, a Material Adverse Effect. To the Company's knowledge, no other party to such contracts, loans, notes, mortgages, debentures, licenses, security agreements, agreements or leases is in default thereunder except those which would not have a Material Adverse Effect. The contracts listed as exhibits to the SEC Documents are all of the material contracts (as defined in Regulation S-K adopted under the Securities Act of 1933) to which the Company is a party.

     8.22 Rights Agreement. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, the Registration Rights Agreement and the Convertible Notes, including the conversion of the Convertible Notes into Common Stock pursuant to the Registration Rights Agreement, will not contravene the Rights Agreement or result in any Rights (as defined therein) becoming exercisable under the Rights Agreement.

     8.23 Brokers or Finders. The Company has not entered into any agreement or arrangement giving rise to any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

     8.24 Knowledge. As used in this Section 8, the terms "knowledge" or "aware" when used with respect to the Company shall mean and include the actual knowledge or awareness of any of the officers of the Company (as that term is defined in Securities Exchange Act or regulations promulgated thereunder) and such knowledge or awareness that would be imputed to such persons after due inquiry of management employees.

     8.25 Disclosure. Neither this Agreement nor any of the exhibits or schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make each statement contained herein or therein not misleading.

     8.26 Year 2000 Compliance. To the Company's knowledge, the hardware, software and software products (the "Systems") used by the Company are, and will be, able to accurately (i) process any date rollover, (ii) process calculations or computations regardless of the dates used in such calculations whether before, on or after January 1, 2000, (iii) accept and respond to two digit year date input in a manner which resolves any ambiguities as to the century in an appropriate manner, (iv) store and display date data in a manner which is unambiguous as to the century, and (v) recognize the year 2000 as a leap year provided in all such cases, hardware and software used by third parties in conjunction with the Systems (a) can accurately perform in accordance with clauses (i) through (v) above and (b) do not affect the performance of the Systems.

     8.27 Form S-3 Eligibility. The Company is eligible to file a resale Registration Statement on Form S-3. Without limiting the generality of the foregoing the Company has filed in a timely manner all reports required to be filed by the Company with the Securities and Exchange Commission during the 12 calendar months and during the portion of the month immediately preceding the date of this Agreement. The Company is not aware of any facts or circumstances that exist as of the date of this Agreement that would cause it to lose its eligibility.

                                      13.

9.   Representations And Warranties of Purchaser.

     The Purchaser hereby represents and warrants to the Company as follows:

     9.1 Requisite Power and Authority. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to perform its obligations hereunder. All action on Purchaser's part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Closing. Upon execution and delivery, this Agreement will be a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) general principles of equity that restrict the availability of equitable remedies.

     9.2 Investment Representations. Purchaser understands that the Convertible Notes have not been registered under the Securities Act. Purchaser also understands that the Convertible Notes are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Agreement. Purchaser hereby represents and warrants as follows:

          (a) Purchaser Bears Economic Risk. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company. Purchaser must bear the economic risk of this investment indefinitely unless the Convertible Notes are registered pursuant to the Securities Act, or an exemption from registration is available. Purchaser understands that the Company has no present intention of registering the Convertible Notes. Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Convertible Notes under the circumstances, in the amounts or at the times Purchaser might propose.

          (b) Acquisition for Own Account. Purchaser is acquiring the Convertible Notes for Purchaser's own account for investment only, and not with a view towards their distribution, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

          (c) Purchaser Can Protect Its Interest. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement and in the Convertible Notes. Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in Agreement.

          (d) Accredited Investor. Purchaser represents that it is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act.

          (e) Company Information. Purchaser has received and read the unaudited balance sheet of the Company as of June 30, 1999, and the related unaudited statements of

                                      14.

operations and cash flows for the three-month period then ended, and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Purchaser has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of this investment.

          (f) Rule 144. Purchaser acknowledges and agrees that the Convertible Notes must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of restricted securities subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of securities being sold during any three-month period not exceeding specified limitations.

          (g) Residence. The office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser set forth in Section 10.11 of this Agreement.

     9.3 Further Assurances. Purchaser and the Company each agrees and covenants that at any time and from time to time, it will promptly execute and deliver to the other party such further instruments and documents and to take such further action as the other party may reasonably require in order to carry out the transactions contemplated by this Agreement and the Convertible Notes.

     9.4 Transfer Restrictions. The Purchaser acknowledges and agrees that the Convertible Notes are subject to restrictions on transfer as set forth herein.

10.  Definitions.

     10.1 Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

          "Affiliate" of any particular Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Change in Control" means (i) the sale of all or substantially all of Company's assets or (ii) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Company's voting power immediately after such consolidation, merger or reorganization.

                                      15.

          "Common Stock" means the shares of common stock, $0.001 par value, of the Company as it exists on the date of this Agreement or any other shares of capital stock of the Company into which the Common Stock shall be reclassified or changed.

          "Intellectual Property Rights" means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof,
(iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), and (vii) copies and tangible embodiments thereof (in whatever form or medium).

          "Liens" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any Affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

          "Permitted Liens" means:

          (a) any licenses relating to the Company intellectual property that are granted by the Company to any collaborative partners, strategic alliance partners, universities or other parties and any nondisclosure agreements;

          (b) tax liens with respect to taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with generally accepted accounting principles, consistently applied;

          (c) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, old age pensions or other social security obligations;

          (d) purchase money security interests in any property acquired by the Company to the extent permitted by this Agreement;

          (e) interests or title of a lessor under any lease permitted by this Agreement;

          (f) mechanics', materialmen's or contractors' liens or encumbrances or any similar lien or restriction created by statute in the ordinary course of business;

                                      16.

          (g) easements, rights-of-way, restrictions and other similar charges and encumbrances not interfering with the ordinary conduct of the business of the Company or detracting from the value of the assets of the Company; and

          (h) liens outstanding on the date hereof which secure Indebtedness and which are described in the schedules to this Agreement.

          "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Restricted Securities" means (i) the Convertible Notes issued hereunder, (ii) the Common Stock issuable upon conversion of the Convertible Notes and (iii) any securities issued with respect to the securities referred to in clauses (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, or (b) been distributed to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or become eligible for sale pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act. Whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in Section 10.2.

          "Rights Agreement" means the Rights Agreement, dated September 18, 1997, between the Company and American Stock Transfer and Trust Company as rights agent.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "SEC" means the United States Securities and Exchange Commission and includes any governmental body or agency succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

          "Solvent" means, with respect to the Company on a particular date, that on such date (A) the fair market value of the assets of the Company is greater than the total amount of liabilities (including contingent liabilities) of the Company, (B) the present fair salable value of the assets of the Company is greater than the amount that will be required to pay the probable liabilities of the Company on its debts as they become absolute and matured, (C) the Company is able to realize upon its assets and pay its debts and other liabilities, including contingent obligations, as they mature, and (D) the Company does not have unreasonably small capital in relation to its business and operations.

                                      17.

          "Stated Maturity" when used with respect to the Convertible Notes means August 18, 2006, which is the date specified in the Convertible Notes as the fixed date on which an amount equal to the Accreted Value of such Convertible Note (as defined in the Convertible Notes) is due and payable.

          "Year 2000 Compliant" shall mean, in regard to any internal system, that such internal system can individually continue to be used normally and to operate successfully (both in functionality and performance in all material respects) over the transition into the twenty first century when used in accordance with the documentation relating to such internal system, including being able to, before, on and after January 1, 2000 substantially conform to the following: (i) use logic pertaining to dates that allow users to identify and/or use the century portion of any date fields without special processing; and (ii) respond to all date elements and date input so as to resolve any ambiguity as to century in a disclosed, defined and pre-determined manner and provide date information in ways that are unambiguous as to century, either by permitting or requiring the century to be specified or where the data element is represented without a century, the correct century is unambiguous for all manipulations involving that element.

11.  Miscellaneous.

     11.1 Remedies. Each holder of Convertible Notes shall have all rights and remedies set forth in this Agreement and the Convertible Notes. Each holder of Convertible Notes having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

     11.2 Legends. Each certificate or instrument representing Restricted Securities shall be imprinted with a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN THAT CERTAIN NOTE PURCHASE AGREEMENT, DATED AS OF AUGUST 18, 1999 AS AMENDED AND MODIFIED FROM TIME TO TIME, BETWEEN CORVAS INTERNATIONAL, INC. (THE "COMPANY") AND ARTISAN EQUITY LIMITED, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER.

     11.3 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the prior written consent of the Purchaser or its permitted assignees then holding Convertible Note(s), which consent shall not be unreasonably withheld. No other course of

                                      18.

dealing between the Company and the Purchaser or any Holder, or any delay in exercising any rights hereunder or under the Convertible Notes shall operate as a waiver of any rights of the Purchaser or any Holder.

     11.4 Survival of Representations and Warranties. All representations, warranties and covenants contained herein or made in writing by any party in connection herewith shall remain operative and in full force and effect for eighteen months from the Closing Date or Second Closing Date, as applicable; and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Purchaser.

     11.5 Indemnification. The Company hereby agrees to indemnify and hold harmless the Purchaser, any Affiliate of the Purchaser, any Person controlling the Purchaser or such Affiliate and their respective directors, officers, agents and employees (each, an "Indemnified Person") from and against any losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel and accountants and other costs and expenses incident to any actual or threatened claim, suit, action or proceeding, whether incurred in connection with a claim against the Company or a third party claim) (collectively, "Losses") arising out of or resulting from any breach of representation, warranty or covenant made or to be performed on the part of the Company under this Agreement or the agreements contemplated hereby or otherwise resulting from any action, claim or proceeding arising out of the matters or transactions which are the subject of or contemplated by this Agreement or any instrument or agreement referred to herein, other than Losses resulting directly from the gross negligence or willful misconduct of such Indemnified Person. If for any reason (other than the gross negligence or willful misconduct of the Indemnified Person) the foregoing indemnity is unavailable or insufficient to hold an Indemnified Person harmless, then the Company shall contribute to amounts paid or payable by such Indemnified Person in respect of such Losses in such proportion as appropriately reflects the relative benefits received by, and fault of, the Company and such Indemnified Person in connection with the matters as to which such Losses relate and other equitable considerations.

     11.6 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for Purchaser's benefit or impose obligations upon Purchaser as a purchaser or holder of the Convertible Notes are also for the benefit of, and impose such obligations upon and enforceable by and against, any subsequent holder of such Convertible Notes.

     11.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

                                      19.

     11.8 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

     11.9 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

     11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California as such laws are applied to contracts entered into and performed entirely within the State of California by California residents.

     11.11 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to Purchaser and to the Company at the address indicated below:

     To the Company:     Corvas International, Inc.
                         3030 Science Park Road
                         San Diego, California 92121
                         Attn:  President

     With a copy to:     Cooley Godward LLP
                         4365 Executive Drive, Suite 1100
                         San Diego, California 92121
                         Attn:  Barbara L. Borden, Esq.

     To the Purchaser:   Artisan Equity Limited
                         c/o Island Circle Limited
                         P.O. Box HM 1186
                         Hamilton HMEX, Bermuda
                         Attn:  President

     With a copy to:     Shearman & Sterling
                         555 California Street
                         San Francisco, California 94104
                         Attn:  Christopher D. Dillon, Esq.

or to such other address or to the attention of such other person as the recipient party has specified by ten (10) days advance written notice to the other party.

     11.12 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto,

                                      20.

and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     11.13 Fees. If the First Closing is effected, the Company shall reimburse the Purchaser the reasonable fees of Shearman & Sterling, special counsel to the Purchaser, at a rate of 2 times the fees the Company reimburses the fees of counsel of Sofinov Societe Financiere D'Innovation pursuant to Section 7.11 of the Stock Purchase Agreement.

     11.14 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its employees, suppliers, or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, that nothing in this Section 7.16 shall prevent any of the Parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                                      21.

     In Witness Whereof, the parties hereto have executed this Agreement on the first written above.


                                Corvas International, Inc.
                                a Delaware corporation


                                By:    /s/  Randall E. Woods
                                       ---------------------------------------
                                Name:  Randall E. Woods
                                Its:   President and Chief Executive Officer


                                Artisan Equity Limited
                                a Bermuda company


                                By:    /s/  Michael J. Drew
                                       ----------------------------------------
                                Name:  Michael J. Drew
                                Title: Director

                                By:    /s/  Susan E. Fairhurst
                                       ----------------------------------------
                                Name:  Susan E. Fairhurst
                                Title: Company Secretary


                           [Note Purchase Agreement]

                               LIST OF EXHIBITS

Exhibit A   Form of Convertible Subordinated Promissory Note

Exhibit B   Registration Rights Agreement

Exhibit C   Opinion of Counsel

                                   Exhibit A

                        FORM OF 5.5% CONVERTIBLE SENIOR
                         SUBORDINATED PROMISSORY NOTE

THE SECURITIES REPRESENTED BY THIS INSTRUMENT AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO THE CONDITIONS SPECIFIED IN THAT CERTAIN NOTE PURCHASE AGREEMENT, DATED AS OF AUGUST 18, 1999 AS AMENDED AND MODIFIED FROM TIME TO TIME, BETWEEN CORVAS INTERNATIONAL, INC. AND ARTISAN EQUITY LIMITED, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER.

                          CORVAS INTERNATIONAL, INC.

                            5.5% CONVERTIBLE SENIOR
                          SUBORDINATED NOTE DUE 2006

August 18, 1999                                 Principal Amount:  $6,500,000.00
San Diego, California

     Corvas International, Inc., a Delaware corporation (together with its successors, the "Company"), for value received hereby promises to pay to the order of Artisan Equity Limited, a Bermuda company (the "Purchaser") and its successors and permitted assigns, the sum equal to the Accreted Value (as defined in Section 1.1 below) on August 18, 2006.

     Accretion on the outstanding Principal Amount of this Convertible Note shall accrue for the period from August 18, 1999 to August 17, 2006, compounded semi-annually using a 360-day year composed of twelve 30-day months, at 5.5% per annum.

     This Convertible Note was issued pursuant to that certain Note Purchase Agreement, dated as of August 18, 1999 (as amended and modified from time to time, the "Purchase Agreement"), between the Company and the Purchaser. The Purchase Agreement contains additional rights and obligations of the Purchaser, and all provisions of the Purchase Agreement are hereby incorporated herein in full by reference. Except as defined in this Convertible Note, capitalized terms used in this Convertible Note and not otherwise defined shall have the same meanings set forth in the Purchase Agreement.

     After delivery of an indemnity in form and substance from an indemnitor reasonably satisfactory to the Company, the Company agrees to issue a replacement Convertible Note if this Convertible Note has been lost, stolen, mutilated or destroyed.

                                      1.

1.   DEFINITIONS.

     1.1 Certain Terms Defined. The following terms (except as otherwise expressly provided or unless the context otherwise clearly requires) for all purposes of this Convertible Note shall have the respective meanings specified below. The terms defined in this Section 1 include the plural as well as the singular.

          "Accreted Value" means, for any Specified Date, the amount calculated pursuant to (i), (ii) or (iii), as the case may be, for the Convertible Notes per $1,000 of the Principal Amount specified on the face hereof:

          (i) if the Specified Date occurs on one of the following dates (each a "Semi-annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-annual Accrual Date:


                                   Accreted Value
              Semi-annual          per $1,000 of          (Without
             Accrual Date         Principal Amount        Rounding)
          -------------------   -------------------   --------------
          February 18, 2000            1,028                1,027.5
          August 18, 2000              1,056                1,055.8
          February 18, 2001            1,085                1,084.8
          August 18, 2001              1,115                1,114.6
          February 18, 2002            1,145                1,145.3
          August 18, 2002              1,177                1,176.8
          February 18, 2003            1,209                1,209.1
          August 18, 2003              1,242                1,242.4
          February 18, 2004            1,277                1,276.5
          August 18, 2004              1,312                1,311.7
          February 18, 2005            1,348                1,347.7
          August 18, 2005              1,385                1,384.8
          February 18, 2006            1,423                1,422.9
          August 17, 2006              1,462                1,462.0
         -----------------------------------------------------------


          (ii) if the Specified Date occurs before the first Semi-annual Accrual Date, the Accreted Value will equal the sum of (a) $1,000.00 and (b) an amount equal to the product of (1) $27.5 multiplied by (2) a fraction, the numerator of which is the number of days from the issue date of the Convertible Notes to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

                                      2.

          (iii) if the Specified Date occurs between two Semi-annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-annual Accrual Date immediately preceding such Specified Date and
     (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-annual Accrual Date less the Accreted Value for the immediately preceding Semi-annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180.

          "Accretion Portion" means, for any Specified Date, the amount equal to the difference between (i) the Accreted Value as of such Specified Date of a specified Principal Amount of the Convertible Notes and (ii) such specified Principal Amount of the Convertible Notes.

          "Affiliate" of any particular Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Board of Directors" means the board of directors of the Company.

          "Board Resolution" means a resolution duly adopted by the Board of Directors or any duly authorized committee of such Board.

          "Business Day" means any day except a Saturday, Sunday or other day in which commercial banks in the City of New York, New York or San Diego, California are authorized by law to close.

          "Change in Control" means (i) the sale of all or substantially all of the Company's assets, (ii) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the Company's voting power immediately after such consolidation, merger or reorganization, or (iii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose appointment by the Board of Directors was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose appointment was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

          "Common Stock" means the shares of common stock, $0.001 par value, of the Company as it exists on the date of this Convertible Note or any other shares of capital stock of the Company into which the Common Stock shall be reclassified or exchanged.

                                      3.

          "Default" means any condition or event which constitutes an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

          "Event of Default" means any event or condition specified as such in
Section 5.1 which shall have continued for the period of time, if any, therein designated.

          "Exchange Act" means the United States Securities and Exchange Act of 1934, as amended.

          "Holder" means the Purchaser and any successor or permitted assigns. The Holder may transfer this Convertible Note to one or more Holders in minimum increments of $1,000 provided that the Company consents to any proposed assignments, such consent not to be withheld or delayed unreasonably; provided, however, that no such consent shall be required in connection with any transfer by a Holder to (i) Affiliates of such Holder or (ii) shareholders, partners or members of such Holder.

          "Indebtedness" of any Person means at a particular time, without duplication, (i) all obligations of such Person for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) all obligations of such Person evidenced by any note, bond, debenture or other debt security, (iii) all obligations for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) all commitments by which a Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit or other similar instruments), (v) all obligations guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), (vi) all obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) all obligations secured by a Lien on a Person's assets, whether or not such obligations are assumed by such Person, and (viii) any unsatisfied obligation for "withdrawal liability" to a "multi-employer plan" as such terms are defined under ERISA.

          "Market Price" means, as of any specified date, the average of the daily closing sales prices of one share of Common Stock as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System for the 20 consecutive trading days ending one Business Day prior to such date.

          "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

                                      4.

          "Redemption Date" means the date specified for redemption of the Convertible Notes in accordance with the terms hereof and the Purchase Agreement.

          "Securities Act" means the United States Securities Act of 1933, as amended, or any similar federal law then in force.

          "Senior Indebtedness" means all Indebtedness of the Company permitted by the Convertible Notes and the Purchase Agreement other than the Convertible Notes, whether outstanding on the date of execution of this instrument or thereafter created, incurred or assumed, except (x) any such Indebtedness that by the terms of the instrument or instruments by which such Indebtedness was created or incurred expressly provides that it (i) is junior in right of payment to the Convertible Notes or (ii) ranks pari passu in right of payment with the
                                       ---- -----
Convertible Notes and (y) any amendments, modifications or supplements to, or any renewals, extensions, deferrals, refinancings and refundings of, any of the foregoing; provided that the term "Senior Indebtedness" shall not include (a)
           --------
any Indebtedness of the Company to any employee, director or Affiliate of the Company or any of its Subsidiaries (except as required by applicable law) or (b) any Indebtedness of the Company that is convertible or exchangeable into shares of Common Stock.

          "Specified Date" means any date of redemption or conversion of the Convertible Notes, any date on which the Convertible Notes first become due and payable after an Event of Default or the date of maturity of the Convertible Notes.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     1.2 Other Defined Terms. The following additional terms have the respective meanings set forth in the following sections:


       Term                               Section
       ----                               -------
       Additional Amounts                 8.9
       Company                            1/st/ introductory paragraph
       Constituent Person                 7.9
       Conversion Price                   7.1(a)
       Payment Blockage Notice            5.2
       Purchase Agreement                 3rd introductory paragraph
       Purchaser                          1/st/ introductory paragraph
       Redemption Price                   4.1(a)
       Semi-annual Accrual Date           Definition of Accreted Value
       Trigger Event                      7.4(d)
       Withholding Taxes                  8.9

                                      5.

2. PAYMENT OF ACCRETED VALUE. No provision of the Convertible Notes shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Accreted Value of the Convertible Notes at the place, times, and rate, and in the currency, herein prescribed.

3. METHOD OF PAYMENT. The Company will make all payments prescribed hereunder to the Holder who surrenders the Convertible Note to the Company. The Company will pay cash amounts either by check or by wire transfer of immediately available funds, to a bank account designated by such Holder in money of the United States that, at the time of payment, is legal tender for payment of public and private debts; provided, however, so long as the Purchaser is the Holder, the Company shall pay such amounts by wire transfer.

4.  REDEMPTION OF CONVERTIBLE NOTES.

    4.1   Redemption at the Option of the Company

          (a) The Company may, at its option, at any time after August 18, 2002, redeem all, or from time to time any part of, this Convertible Note, in an aggregate Principal Amount of $100,000 or an integral multiple of $1,000 in excess thereof (or, if the Principal Amount on the Redemption Date is less than $100,000, then the remaining Principal Amount of this Convertible Note at such time), at a purchase price ("Redemption Price") equal to 100% of the Accreted Value of the specified Principal Amount on such Redemption Date. Any optional redemption of any Convertible Note pursuant to this Section 4.1 shall be made by redeeming all Convertible Notes then outstanding in whole or in part and, if in part, pro rata in proportion to their respective aggregate Principal Amount at the time of such redemption.

          (b) On the Redemption Date, the Company will pay to the Holder in cash the portion of the Redemption Price equal to 100% of the specified Principal Amount of any Convertible Notes to be redeemed pursuant to Section
4.1. The Company at its option may, on the Redemption Date, pay the Accretion Portion of the Redemption Price of any redeemed Convertible Notes in cash, in the number of shares of Common Stock of the Company sufficient to pay such Accretion Portion or a combination of cash and Common Stock. The Company shall designate, in its redemption notice delivered pursuant to Section 4.2, whether the Company will pay such Accretion Portion in cash, Common Stock or any combination of cash and Common Stock, and if a combination thereof, the percentages of such Accretion Portion to be paid in cash or Common Stock; provided that the Company will pay cash for any fractional interests of
--------
Common Stock. On the Redemption Date, the Company will pay that portion of such Accretion Portion specified in the redemption notice to be paid by the Company through the issuance of Common Stock by issuing the number of shares of Common Stock equal to the quotient obtained by dividing (i) the amount of cash that the Holder would have been entitled to receive had the Company elected to pay that percentage of such Accretion Portion in cash by (ii) the Market Price as of the date of the redemption notice delivered pursuant to Section 4.2.

          (c) The Company will not issue a fractional share of Common Stock in payment of any part of such Accretion Portion. Instead the Company will pay cash for the current market value of any such fractional share, determined by multiplying the Market Price as

                                      6.

of the date of the redemption notice delivered pursuant to Section 4.2 by such fraction and rounding the product to the nearest whole cent.

          (d) The Company's right to pay all or any part of such Accretion Portion in Common Stock shall be conditioned upon (i) the registration of the shares of Common Stock to be issued in respect of such payment under the Securities Act, if required, and the quotation of such shares on the Nasdaq National Market or the listing of such shares on a national securities exchange,
(ii) any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification or registration and (iii) receipt by the holder of a legal opinion from the Company's counsel to the effect that the shares of Common Stock to be issued by the Company in payment of all or any part of such Accretion Portion have been duly authorized, and when issued and delivered pursuant to the terms of this Convertible Note in payment of all or any part of such Accretion Portion will be validly issued, fully paid and nonassessable.

          (e) From and after the Redemption Date, all rights of the holders of Convertible Notes (except the right to receive the Redemption Price) shall terminate.

     4.2 Redemption Notice. At least 45 days but not more than 60 days before a Redemption Date, the Company shall mail a notice of redemption by first-class mail, postage prepaid, to the Holder of the Convertible Note. The notice shall identify the Principal Amount of the Convertible Note to be redeemed and shall state: (1) the Redemption Date; (2) the Accreted Value of such Principal Amount on such Redemption Date and the applicable Redemption Price; (3) whether the Company will pay the Accretion Portion of the Redemption Price in cash, Common Stock or any combination of cash and Common Stock, and if a combination thereof, the percentages of such Accretion Portion to be paid in cash or Common Stock, and the applicable Market Price; and (4) the then applicable Conversion Price. Once notice of redemption is given, the portion of the Principal Amount called for redemption becomes due and payable on the Redemption Date at the Redemption Price stated in the notice, except for the Principal Amount of Convertible Notes converted in accordance with the terms of the Convertible Notes.

     4.3 Redemption of Convertible Notes at the Option of the Holder upon a Change in Control. If on or prior to the Stated Maturity, there shall have occurred a Change in Control, the Convertible Notes shall be redeemed by the Company, at the option of each Holder of Convertible Notes, at the Redemption Price as of the date that is 30 Business Days after the occurrence of the Change in Control. On the Redemption Date, the Company will pay the Redemption Price of any Convertible Notes to be redeemed pursuant to this Section 4.3 to the Holder in cash, or the Company may, at its option, on the Redemption Date, pay the Accretion Portion of the Redemption Price of any Convertible Notes redeemed pursuant to this Section 4.3 in cash, in the number of shares of Common Stock of the Company sufficient to pay such Accretion Portion or a combination of cash and Common Stock upon the same terms and conditions as a redemption at the option of the Company pursuant to Section 4.1. Within ten Business Days after the occurrence of a Change in Control, the Company shall mail a written notice of the Change in Control to the Holder of the Convertible Note by first class mail, postage pre-paid; provided that no failure of the Company to give such
                        --------
notice shall limit the rights of the Holders hereunder. The notice shall briefly describe the events causing the Change in Control

                                      7.

and shall specify: (1) the Redemption Date; (2) the Accreted Value of the outstanding Principal Amount of the Convertible Notes on such Redemption Date and the applicable Redemption Price; (3) whether the Company will pay the Accretion Portion of the Redemption Price in cash, Common Stock or any combination of cash and Common Stock, and if a combination thereof, the percentages of such Accretion Portion to be paid in cash or Common Stock, and the applicable Market Price; and (4) the then applicable Conversion Price. Any Holder wishing to exercise its rights hereunder shall deliver to the Company, on or before such Redemption Date, written notice of such Holder's exercise of such right, which notice shall set forth the name of the Holder and the Principal Amount of a Convertible Note or portion thereof which is $100,000 or integral multiple of $1,000 in excess thereof (or, if less, the remaining Principal Amount of such Convertible Note) held by such Holder as to which an election to exercise its rights under this Section 4.3 is being made. The delivery of Convertible Notes to the Company prior to, or after the Redemption Date, against delivery of the Redemption Price shall be a condition to the receipt by a Holder of the Redemption Price. Any Holder exercising its option to have Convertible Notes redeemed may withdraw such exercise at any time prior to the close of business on the Redemption Date by delivery of a written notice to the Company of withdrawal of such exercise. Upon receipt by the Company of a notice of exercise of the redemption option that is not withdrawn, the Holder of the Convertible Note shall thereafter be entitled to receive the Redemption Price.

5.   Subordination.

     5.1 Extent of Subordination. The indebtedness evidenced by this Convertible Note is hereby expressly subordinated and junior, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all the Company's Senior Indebtedness.

     5.2 Default on Senior Indebtedness. If there shall occur an event of default which has been declared in writing with respect to any Senior Indebtedness, as event of default is defined in the instrument under which it is outstanding, permitting the holder of such Senior Indebtedness to accelerate the maturity thereof, then, the Company shall deliver a notice of such event of default to the Holders (a "Payment Blockage Notice") and, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of this Convertible Note, unless within one hundred eighty (180) days after the happening of such event of default, the maturity of such Senior Indebtedness shall not have been accelerated; provided, however, that no new period of payment blockage on the Convertible Notes pursuant to this Section 5.2 may commence hereunder unless and until 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice.

     5.3 Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company, (a) no amount shall be paid by the Company in respect of this Convertible Note, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of the Holders which shall assert any right to receive any payments in respect of this Convertible

                                      8.

Note, except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

     5.4 Reliance of Holders of Senior Indebtedness. The Holder, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Convertible Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

     5.5 Further Assurances. Notwithstanding any other provision herein, by its acceptance of this Convertible Note, the Holder agrees to execute and deliver customary forms of subordination agreements requested from time to time by the Company or the holders or prospective holders of Senior Indebtedness and, as a condition to the Holder's rights hereunder, the Company may require that the Holder execute such forms of subordination agreements, provided that such forms shall not impose on the Holder terms less favorable than those provided herein, in order to implement the foregoing provisions of this Section 5.

     5.6 Subrogation. Subject to the payment in full of all Senior Indebtedness, the Holders shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of Section 5.3 above) to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Holder, be deemed to be a payment by the Company to or on account of this Convertible Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which the Holder would be entitled except for the provisions of this Section 5 shall, as between the Company and its creditors, other than the holders of Senior Indebtedness and the Holder, be deemed to be a payment by the Company to or on account of the Senior Indebtedness.

     5.7 No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 5 to receive cash, securities or other properties otherwise payable or deliverable to the Holder, nothing contained in this Section 5 shall impair, as between the Company and the Holder, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Holder amounts as and when the same become due and payable, or shall prevent the Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

     5.8 Lien Subordination. Any lien or security interest of the Holder, whether now or hereafter existing in connection with the amounts due under this Convertible Note, on any assets or property of the Company or any proceeds or revenues therefrom which the Holder may have at any time as security for any amounts due and obligations under this Convertible Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by the Company or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

                                      9.

     5.9 Applicability of Priorities. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens is applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, the Holder covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section 5.9 affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

6.  Events Of Default.

     6.1 Definition. For purposes of this Convertible Note, an "Event of Default" shall be deemed to have occurred if:

          (a) the Company fails to timely pay any amounts that become due and payable on the Convertible Note, as and when the same shall become due and payable, whether at maturity, upon any redemption, by declaration or otherwise if such default is not cured by the Company within two (2) Business Days after the Purchaser has given the Company written notice of such default; or

          (b) the Company fails to deliver to the Holder shares of Common Stock or cash in lieu thereof when such Common Stock or cash is required to be delivered upon redemption or conversion of all or any portion of the Convertible Notes and such default continues to exist for a period of five (5) Business Days after written notice specifying such failure is given to the Company; or

          (c) the Company fails to comply with any of the other covenants or agreements of the Company contained in this Convertible Note or in the Purchase Agreement (other than those covered by clauses (a) or (b) above) for a period of 45 days after written notice specifying such failure is given to the Company, provided that no Event of Default shall be deemed to have occurred under this subparagraph (c) if the Company has exercised, and continues to exercise, commercially reasonable efforts to expeditiously cure the Event of Default (if cure is possible) and cures such Event of Default within 90 days after the original notice of such default; or

          (d) the Company shall fail to make any payment at maturity in respect of any Indebtedness of the Company (other than the Convertible Notes) in a principal amount exceeding $1,000,000 individually or in the aggregate if such default is not cured within 30 days after such payment is due and payable; or

          (e) any event or condition shall occur which results in the acceleration of the maturity of any Indebtedness of the Company in a principal amount in excess of $1,000,000;

                                      10.

          (f) if a final judgment or order (not otherwise covered by the Company's insurance) is rendered for the payment of money against the Company in excess of $1,000,000 in the aggregate which continues unsatisfied and unstayed for a period of 60 days; or

          (g) the Company makes an assignment for the benefit of creditors; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company, or of any substantial part of the assets of the Company, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary) relating to the Company under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company and such petition, application or proceeding is not dismissed within 90 days; or

          (h) any representation or warranty made by the Company pursuant to the Purchase Agreement or in any certificate, financial statement or other document delivered pursuant to the Purchase Agreement is proven to have been incorrect when made and such breach is material to the financial condition, operations or assets of the Company or to the validity or enforceability of the Convertible Notes or the Company's performance of its obligations under the Convertible Notes or the Purchase Agreement.

     The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     6.2  Consequences of Events of Default.

          (a) If an Event of Default of the type described in Section 5.1(g) occurs, the Accreted Value of this Convertible Note (together with all such other amounts due thereon (if any)) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Convertible Note.

          (b) If an Event of Default (other than under Section 5.1(g)) has occurred and is continuing, the Holder may declare all or any portion of the Accreted Value of the outstanding Principal Amount of this Convertible Note to be immediately due and payable and may demand immediate payment of all or any portion of the Accreted Value of the outstanding Principal Amount of this Convertible Note (together with all such other amounts then due and payable). If the Holder demands immediate payment of all or any portion of this Convertible Note, the Company shall immediately pay to the Holder all amounts due and payable with respect to this Convertible Note or such portion hereof.

          (c) The Holder shall also have any other rights that the Holder may have been afforded under any contract or agreement at any time and any other rights that the Holder may have pursuant to applicable law. No right or remedy herein conferred upon or reserved to any

                                      11.

Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by the Convertible Notes or by law may be exercised from time to time, and as often as shall be deemed expedient, by any Holder.

          (d) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Convertible Note, and expressly agrees that this Convertible Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Convertible Note or release security for this Convertible Note, all without in any way affecting the liability of the Company hereunder.

     6.3 Waiver of Past Defaults. The Holder may, by notice to the Company and in accordance with Section 9, waive an existing Default or Event of Default hereunder and its consequences. Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of the Convertible Notes, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.

7.  Conversion.

     7.1 Optional Conversion. (a) The Holder of this Convertible Note is entitled, at its option, at any time until the close of business on August 18, 2006, or in case this Convertible Note or a portion hereof is called for redemption, then in respect of this Convertible Note or such portion hereof, until and including but (unless the Company defaults in making the payment due upon redemption) not after, the close of business on the Redemption Date, to convert this Convertible Note (or any portion of the Principal Amount hereof which is $100,000 or an integral multiple of $1,000 in excess thereof (or, if the Principal Amount on the conversion date is less than $100,000, then the remaining Principal Amount of this Convertible Note)) at the Accreted Value of such Principal Amount, or of such portion, into that number of fully paid shares (calculated as to each conversion to the nearest 1/100 of a share) of Common Stock obtained by dividing such Accreted Value by a conversion price (the ''Conversion Price") equal to $3.25 (or at the current adjusted Conversion Price if an adjustment has been made as provided herein) by surrender of this Convertible Note to the Company accompanied by written notice to the Company that such Holder elects to convert this Convertible Note, or if less than the entire Principal Amount of this Convertible Note is to be converted, the portion thereof to be converted, which shall be $100,000 or integral multiple of $1,000 in excess thereof (or, if the Principal Amount on the conversion date is less than $100,000, then the remaining Principal Amount of this Convertible Note) in accordance with Section 7.2.

                                      12.

          (b) At the option of the Company, in lieu of converting the Accretion Portion of the Principal Amount of a Convertible Note to be converted into shares of Common Stock in accordance with Section 7.1(a), the Company may (i) pay the Holder an amount in cash equal to such Accretion Portion, or (ii) issue to the Holder the number of shares of Common Stock equal to the quotient obtained by dividing the amount of the Accretion Portion by the Market Price as of the date of the conversion notice delivered pursuant to Section 7.2, or (iii) pay the Holder an amount in cash equal to a part of such Accretion Portion and issue to the Holder the number of shares of Common Stock equal to the quotient obtained by dividing the amount of the remaining Accretion Portion by the Market Price as of the date of the conversion notice delivered pursuant to Section 7.2.

          (c) No fractional shares of Common Stock shall be issued upon conversion of Convertible Notes. If more than one Convertible Note shall be surrendered for conversion at one time by the same Holder, the number of fully paid shares of Common Stock which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate Accreted Value of the Convertible Notes (or specified portions thereof) so surrendered. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any Convertible Note or Convertible Notes (or specified portions thereof), the Company shall pay a cash adjustment in respect of such fractional share in an amount equal to such fraction multiplied by the closing sales price of one share of Common Stock as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System, on the day of conversion (or, if such day is not a trading day on such exchange or quotation system, on the trading day immediately preceding such day).

     7.2 Exercise of Conversion Right. To convert the Convertible Note, the holder must complete and manually sign a conversion notice and deliver such notice to the Company and surrender the Convertible Note to the Company. The notice shall identify the Principal Amount of the Convertible Note to be converted.

     7.3 Effect of Conversion. (a) Convertible Notes shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such Convertible Notes for conversion in accordance with the foregoing provisions, and at such time the rights of the Holders of such Convertible Notes as Holders shall cease, and the Person or Persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as and after such time. On the conversion date, the Company shall cause the shares of Common Stock issued on conversion to be registered in the name of the Holders of such Convertible Notes. Within five Business Days after the conversion date, the Company shall issue and shall deliver a certificate or certificates (or shareholding statement) for the number of fully paid shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share, as provided in Section 7.1(b).

          (b) In the case of any Convertible Note which is converted in part only, upon such conversion the Company shall execute and deliver to the Holder thereof, at the expense of

                                      13.

the Company, a new Convertible Note or Convertible Notes in aggregate Accreted Value equal to the unconverted portion of the Accreted Value of such Convertible Note.

          (c) The Company shall at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of Convertible Notes, the full number of shares of Common Stock then issuable upon the conversion of all outstanding Convertible Notes, assuming that the Accreted Value of the Convertible Notes at the Stated Maturity is converted at $3.25 per share.

     7.4  Adjustment of Conversion Price.

          (a) Stock Dividends. In case the Company shall make a dividend or other distribution on the Common Stock exclusively in shares of Common Stock, the Conversion Price shall be reduced by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for such dividend or distribution by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares of Common Stock and the total number of shares of Common Stock constituting such dividend or other distribution, such reduction to become effective immediately prior to the opening of business on the day following such date.

          (b) Subdivisions and Combinations. In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to the close of business on the date such subdivision becomes effective shall be proportionately reduced, and, conversely, in case outstanding shares of Common Stock shall be combined into smaller number of shares of Common Stock, the Conversion Price in effect immediately prior to the close of business on the date such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately prior to the opening of business on the day following the day upon which subdivision or combination becomes effective.

          (c) Distributions in Kind. Subject to the last sentence of this paragraph (c) and the last sentence of paragraph (d) of this Section 7.4, in case the Company shall, by dividend or otherwise, distribute to holders of Common Stock evidences of its indebtedness, shares of any class of its capital stock, cash or other assets (including securities, but excluding (i) any outstanding rights or warrants, (ii) any dividend or distribution paid exclusively in cash and (iii) any dividend or distribution referred to in paragraph (a) of this Section 7.4), the Conversion Price shall be reduced by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to such distribution by a fraction of which the numerator shall be (i) the "current market price" (determined as provided in paragraph (e) of this Section 7.4) on such date less (ii) the aggregate fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution) on such date of the evidences of indebtedness, shares of capital stock, cash and other assets to be distributed divided by the number of shares of Common Stock outstanding at the close of business on such date, and the denominator shall be such current market price, such reduction to become effective immediately prior to the opening of business on the day following such date. If the Board of Directors determines the fair market value of any

                                      14.

distribution for purposes of this paragraph (c) by reference to the actual or when-issued trading market for any securities comprising part or all of such distribution, it must in doing so consider to the extent possible, the prices in such market over the same period used in computing the current market price pursuant to paragraph (e) of this Section 7.4.

          (d) Stock Reclassifications. The reclassification of Common Stock into securities which include securities other than Common Stock (other than any reclassification upon a consolidation or merger to which Section 7.9 applies) shall be deemed to involve (i) a distribution of such securities other than Common Stock to all holders of Common Stock within the meaning of paragraph (c) of this Section 7.4 (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of shareholders entitled to such distribution" within the meaning of paragraph (c) of this Section 7.4), and
(ii) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter within the meaning of paragraph (b) of this Section 7.4 (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective" or "the day upon which such combination becomes effective", as the case may be, and "the day upon which such subdivision or combination becomes effective" within the meaning of paragraph (b) of this Section 7.4). Rights or warrants issued by the Company to all holders of Common Stock entitling the holders thereof to subscribe for or purchase shares of Common Stock (either initially or under certain circumstances), which rights or warrants (i) are deemed to be transferred with such shares of Common Stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, in each case in clauses (i) through (iii) until the occurrence of a specified event or events ("Trigger Event"), shall for the purposes of this
Section 7.4 not be deemed issued until the occurrence of the earliest Trigger Event.

          (e) Current Market Price. For the purpose of any computation under paragraph (c) of this Section 7.4, the "current market price" per share of Common Stock on any date shall be deemed to be the Market Price as of the date of determination of shareholders entitled to the distribution or dividend specified in subsection (c) above (or, if earlier, the related ex date).

          (f)  Sales of Shares Below $2.50.

               (i) If at any time or from time to time after the First Closing and until August 18, 2000, the Company issues or sells, or is deemed by the express provisions of this paragraph (f) of this Section 7.4 to have issued or sold, Additional Shares of Common Stock (as defined in paragraph (f)(iv) below), other than as a dividend or other distribution on any class of stock as provided in paragraphs (a) or (c) above, and other than a subdivision or combination of shares of Common Stock as provided in paragraph (b) above, for an Effective Price (as defined in paragraph (f)(iv) below) less than $2.50 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), then the existing Conversion Price shall be automatically reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying such Conversion Price by a fraction (i) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock

                                      15.

which the aggregate consideration received (as defined in paragraph (f)(ii)) by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price and (ii) the denominator of which shall be (C) the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale plus (D) the total number of Additional Shares of Common Stock so issued. For the purposes of the preceding sentence, the number of shares of Common Stock deemed outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock actually outstanding, (B) the number of shares of Common Stock into which the then outstanding Convertible Notes could be converted if fully converted on the date immediately preceding the given date and (C) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

               (ii) For the purpose of making any adjustment required under this paragraph (f), the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the net amount of cash received by the Company after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale but without deduction of any expenses payable by the Company; (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale, but without deduction of any expenses payable by the Company; or (C) if Additional Shares of Common Stock, Convertible Securities (as defined in paragraph (f)(iii)) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

               (iii) For the purpose of the adjustment required under this paragraph (f), if the Company issues or sells any rights or options for the purchase of, or stock or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") and if the Effective Price of such Additional Shares of Common Stock is less than the Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amount of consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amount of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion thereof; provided that if in the case of Convertible Securities the minimum amount of such consideration cannot be ascertained, but is a function of antidilution or similar protective clauses, the Company

                                      16.

shall be deemed to have received the minimum amount of consideration without reference to such clauses; provided further that if the minimum amounts of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or nonoccurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options, or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

          No further adjustment of the Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, such Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to such Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Convertible Notes.

               (iv) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this paragraph (f), whether or not subsequently reacquired or retired by the Company, other than: (1) shares of Common Stock issued pursuant to the Stock Purchase Agreement or to satisfy the condition set forth in Section 3.3 of the Purchase Agreement; (2) shares of Common Stock issued upon conversion of the Convertible Notes; (3) shares of Common Stock and/or options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalization and the like) after the First Closing Date to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; (4) shares of Common Stock, or any warrant therefor or other convertible security, issued in conjunction with equipment lease financing arrangements; (5) shares issued after repurchase pursuant to any restricted stock purchase agreement following a termination; (6) shares of Common Stock issued pursuant to the exercise or conversion of options, warrants or convertible securities outstanding as of the First Closing Date, (7) shares issued for consideration other than cash pursuant to a merger, consolidation,

                                      17.

acquisition or similar business combination and (8) shares issued in connection with the proposed settlement between the Company and Vascular Genomics, Inc.

          The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this paragraph (f), into the aggregate consideration received, or deemed to have been received by the Company for such issue under this paragraph
(f), for such Additional Shares of Common Stock.

          (g) Miscellaneous. No adjustment in the Conversion Price shall be required unless such adjustment (plus any other adjustments not previously made by reason of this paragraph (g)) would require an increase or decrease of at least 1% in the Conversion Price; provided that any adjustments which by reason of this paragraph (g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section shall be made to the nearest cent, to the nearest one-hundredth of a percentage point or to the nearest one-hundredth of a share, as the case may be.

     7.5 Notice of Adjustments of Conversion Price. Whenever the Conversion Price is adjusted as herein provided: the Company shall compute the adjusted Conversion Price in accordance with Section 7.4 and shall prepare a certificate signed by the President or Chief Financial Officer of the Company setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be delivered to each Holder.

     7.6  Notice of Certain Corporate Action.  In case:

          (a) the Company shall declare a stock dividend (or any other distribution) on its Common Stock or a subdivision or combination of the outstanding shares of Common Stock; or

          (b) of any reclassification of the Common Stock (other than a subdivision or combination of the outstanding shares of Common Stock), or of any consolidation, merger or share exchange to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

          (c) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (d) the Company shall commence a tender offer for all or a portion of the outstanding shares of Common Stock (or shall amend any such tender offer to change the maximum number of shares being sought or the amount or type of consideration being offered therefor);

then the Company shall cause to be delivered to the Holder, at least ten days prior to the applicable record, effective or expiration date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such stock dividend, or, if a record is not to be

                                      18.

taken, the date as of which the holders of Common Stock of record who will be entitled to such dividend are to be determined, (y) the date on which such reclassification is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, share exchange, sale, transfer, dissolution, liquidation or winding up, or (z) the date on which such tender offer commenced, the date on which such tender offer is scheduled to expire unless extended, the consideration offered and the other material terms thereof (or the material terms of any amendment thereto). Neither the failure to give any such notice nor any defect therein shall affect the legality or validity of any action described in clauses (a) or (b) of this Section 7.6.

     7.7 Taxes on Conversions. The Company will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of the Convertible Notes pursuant hereto.

     7.8 Covenant as to Common Stock. The Company covenants that all shares of Common Stock which may be issued upon conversion of Convertible Notes will upon issue be validly issued, fully paid and will rank equally and be of the same class as the shares of Common Stock outstanding on the conversion date.

     7.9 Provisions as to Consolidation, Merger or Sale of Assets. In case of any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company where the Company is not the surviving person (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock) or any sale or transfer of all or substantially all of the assets of the Company, the Person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, shall execute and deliver to the Holder an agreement to assume the Convertible Notes providing that the Holder of each Convertible Note then outstanding shall have the right thereafter, during the period such Convertible Note shall be convertible as specified in Section 7.1, to convert such Convertible Note into the kind and amount of securities, cash and other property, if any, receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Convertible Note might have been converted immediately prior to such consolidation, merger, sale or transfer, assuming such holder of Common Stock (i) is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "Constituent Person"), or an Affiliate of a Constituent Person and (ii) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer. Such supplemental instrument shall provide for adjustments which, for events subsequent to the effective date of such supplemental instrument, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section. The above provisions of this Section 7.9 shall similarly apply to successive consolidations, mergers, sales or transfers.

8. Covenants. The Company agrees that, so long as any amount payable under this Convertible Note remains unpaid:

                                      19.

     8.1 Payment of Securities. The Company shall promptly make all payments in respect to the Convertible Notes on the dates and in the manner provided for in the Convertible Notes or pursuant to the Purchase Agreement.

     8.2 Current Public Information. The Company shall file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the SEC thereunder to the extent required to enable the holders of Restricted Securities to sell Restricted Securities pursuant to (i) Rule 144 adopted by the SEC under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the SEC or (ii) a registration statement on Form S-3 or any similar registration form hereafter adopted by the SEC. Upon request, the Company shall deliver to any holder of Restricted Securities a written statement as to whether it has complied with such requirements.

     8.3 Financial Statements and Other Information. The Company shall deliver to the Holders (so long as any Holder holds any Convertible Note):

          (a) as soon as available but in any event within 45 days after the end of each quarterly accounting period in each fiscal year, unaudited statements of operations and cash flows of the Company for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarterly period, and unaudited balance sheets of the Company as of the end of such quarterly period, each of which statements shall be true and correct in all material respects prepared in accordance with generally accepted accounting principles, consistently applied (subject to the absence of footnote disclosures and to normal year-end adjustments for recurring adjustments) and shall be certified by the Company's chief financial officer;

          (b) within 90 days after the end of each fiscal year, audited statements of operations and cash flows of the Company for such fiscal year, and an audited balance sheet of the Company as of the end of such fiscal year, each of which statements shall be true and correct in all material respects all prepared in accordance with generally accepted accounting principles consistently applied;

          (c) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of the Company's operations or financial affairs given to the Company by its independent accountants (and not otherwise contained in other materials provided to such Holder hereunder);

          (d) promptly (but in any event within five Business Days) after the discovery or receipt of notice of any Default or Event of Default, any default under any other material agreement to which the Company is a party, or any other material adverse change, event or circumstance affecting the Company (including, without limitation, the filing of any material litigation against the Company or the existence of any dispute with any Person which involves a reasonable likelihood of such litigation being commenced), a certificate of the Company's Chief Executive Officer or Chief Financial Officer specifying the nature and period of existence thereof and what actions the Company has taken and proposes to take with respect thereto; and

                                      20.

          (e) within ten days after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its stockholders and copies of all registration statements and all regular, special or periodic reports which it files with the SEC or with any securities exchange on which any of its securities are then listed and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's business.

     8.4 Compliance Certificate. The Company shall deliver to the Holders within 100 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 1999) a certificate of the Company's Chief Executive Officer or Chief Financial Officer stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observation of any of the terms, provisions and conditions of the Convertible Notes or the Purchase Agreement (without regard to any period of grace or requirement of notice provided hereunder) and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

     8.5 Use of Proceeds. The Company shall use the proceeds from the sale of the Convertible Notes under the Purchase Agreement to fund the Company's continued research in its cardiovascular, cancer and other major disease programs and general working capital. The Company shall not use the proceeds from the sale of the Convertible Notes under the Purchase Agreement, directly or indirectly, for the purposes of purchasing or carrying any "margin securities" within the meaning of Regulation G or T promulgated by the Board of Governors of the Federal Reserve Board or for the purpose of arranging for the extension of credit, secured directly or indirectly, in whole or in part by collateral that includes any "margin securities."

     8.6 Senior Indebtedness. So long as any amounts under the Convertible Notes remaining outstanding, the Company shall not without the prior written consent of a majority of the Holders of the Convertible Notes then outstanding, authorize, issue, incur, assume, guarantee, suffer to exist or enter into any agreement providing for the issuance of, any Senior Indebtedness that in the aggregate exceeds $5,000,000. The Company shall not incur, assume, guarantee or suffer to exist any Indebtedness, other than Indebtedness evidenced by the Convertible Notes, that is subordinate in right of payment to any Senior Indebtedness, unless such Indebtedness, by its terms, or the terms of the instrument creating or evidencing it, is pari passu with or subordinate in right
                                         ----------
of payments to the Convertible Notes.

     8.7 Consolidation or Merger. The Company shall consolidate or merge with or into another Person only if (i) such Person shall expressly assume the due and punctual payment of the Accreted Value of the Convertible Notes and the performance or observance of every covenant on the part of the Company to be performed or observed and shall have provided for the conversion rights in accordance with the terms of the Convertible Notes, (ii) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing, (iii) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Convertible Notes and (iv) the Person formed by such consolidation or into which the Company is merged shall not be a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended.

                                      21.

     8.8 Nasdaq Quotation. Promptly after the Closing Date, the Company shall promptly prepare and submit to the Nasdaq National Market (or any other exchange or quotation system on which the Company's Common Stock is then traded) a listing application covering the Common Stock to be issued to the Holders upon conversion of the Convertible Notes.

     8.9 Additional Amounts. Any and all amounts payable by the Company to each Holder, under or with respect to the Convertible Notes will be paid without any deduction or withholding for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of any jurisdiction or by any authority or agency therein or thereof having power to tax (hereinafter "Withholding Taxes") unless the Company or any other person is required by any law or regulation (or by the interpretation or administration thereof) to make any deduction or withholding from any payment with respect to Withholding Taxes. In such an event, the Company will pay an additional amount in cash ("Additional Amount") as will result (after deduction of such Withholding Taxes) in the payment to the Holder of such Convertible Note of the amount that would have been payable in respect of such Convertible Note had no such withholding or deduction been required, except that no Additional Amount shall be so payable for or on account of: (1) any Withholding Tax that would not have been imposed but for the fact that such Holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the United States or otherwise has some connection with the United States other than the mere ownership of, or receipt of payment under, such Convertible Note; (2) subject to the provision relating to a gross basis tax set forth below, any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on the Convertible Notes (which non-excluded taxes shall include only taxes imposed on a gross tax basis by the United States or any political subdivision thereof); (3) any Withholding Tax that is imposed or withheld by reason of the failure to comply by the Holder of such Convertible Note after the written request by the Company,
(a) to provide information concerning the nationality, residence or identity of such Holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (a) or (b), is required or imposed by a statute, treaty, regulation or administrative practice of the United States or any political subdivision or taxing authority thereof or therein as a precondition to exemption from all or part of such withholding, deduction, tax, assessment or other governmental charge and which Holder is lawfully entitled to provide or make; or (4) any combination of clauses (1), (2) and (3); nor shall such Additional Amounts be paid with respect to any payment on any such Convertible Note to any such Holder who is a fiduciary or partnership to the extent that such payment would be required by the laws of the United States or any political subdivision or taxing authority thereof or therein to be included in the income for tax purposes of a settlor with respect to such fiduciary or a member of such partnership who would not have been entitled to such Additional Amounts had it been the Holder of the Convertible Note; nor, if such Holder is not the Purchaser, shall any Additional Amounts be payable in excess of the Additional Amounts that would be payable if such Holder was the Purchaser. Whenever there is mentioned, in any context, any payment on the Convertible Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. In addition, for these purposes, if and to the extent a gross basis tax is being imposed on the Holder as a substitute for any Withholding Tax for

                                      22.

which an Additional Amount would otherwise be payable, such Additional Amount would still be payable by the Company in the form of reimbursement to Holder, and the Company agrees to pay any interest, penalties or addition to the gross basis tax only in the event that such interest, penalties or addition to the gross basis tax is directly attributable to actions taken or omissions made by or on behalf of the Company. The Company shall pay to the relevant taxing or other authority the full amount of the deduction or withholding made by it and promptly forward to such Holder copies of official receipt or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority before the date on which penalties attach thereto.

     8.10 Cash Dividends. So long as any amounts under the Convertible Notes remain outstanding, the Company shall not authorize for issuance or pay any cash dividend on the Common Stock of the Company until such time as the Company has paid the accrued but unpaid Accretion Portion of any outstanding Convertible Notes.

     8.11 Incurrence of Indebtedness. So long as any amounts under the Convertible Notes remain outstanding, the Company shall not incur any Indebtedness that by the terms of the instrument or instruments by which such Indebtedness was created or incurred expressly provides (A) that it (i) is junior in right of payment to the Convertible Notes or (ii) ranks pari passu in right of payment with the Convertible Notes and any amendments, modifications or supplements to, or any renewals, extensions, deferrals, refinancings and refundings of, any of the foregoing, and (B) that it is secured by any lien on any asset or property of the Company now owned or hereafter acquired by the Company; provided, however, this covenant shall not apply to any capital leases or assets subject to purchase money security interests.

9. Amendment And Waiver. Except as otherwise expressly provided herein, the provisions of this Convertible Note may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of Holders of at least a majority in Accreted Value of the Convertible Notes then outstanding; provided that no such amendment or waiver shall (i) extend the final maturity of any Convertible Note, or reduce the Accreted Value thereof, or reduce any amount payable on the redemption thereof, or impair or affect the rights of any Holder to institute suit for the payment thereof or adversely affect the ranking of the Convertible Notes with respect to the outstanding Indebtedness of the Company, or adversely affect the right to convert any Convertible Note, without the consent of each Holder of each Convertible Note so affected, or (ii) reduce the aforesaid percentage of Accreted Value of the Convertible Notes, the consent of the Holders of which is required for any such amendment or waiver, without the consent of the Holders of all Convertible Notes then outstanding. The Company shall promptly notify all Holders of Convertible Notes after the making of any amendment or waiver pursuant to this Section 9.

10. Cancellation. After all amounts at any time owed on this Convertible Note have been indefeasibly paid in full, this Convertible Note shall be surrendered to the Company for cancellation and shall not be reissued.

11. Place Of Payment. Payments on the Convertible Notes shall be made to the Holder at the following address:

                                      23.

                            Artisan Equity Limited
                            c/o Island Circle Limited
                            P.O. Box HM 1186
                            Hamilton HMEX, Bermuda
                            Attn: President

or to such other address or to the attention of such other person or, in the case of wire transfer, to the bank account, specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day that is not a Business Day, the payment shall be due and payable on, and the time period shall automatically be extended to, the next Business Day immediately following such day, and the principal shall continue to accrue in value at the required rate hereunder until any such payment is made.

13. Usury Laws. It is the intention of the Company and the Holder to conform strictly to all applicable usury laws now or hereafter in force, and any of the Accretion Portion payable under this Convertible Note shall be subject to reduction to the amount not in excess of the maximum legal amount allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction over such matters. If the maturity of this Convertible Note is accelerated by reason of an election by the Holder resulting from an Event of Default, voluntary prepayment by the Company or otherwise, then the Accretion Portion may never include more than the maximum amount permitted by law, computed from the date hereof until payment, and any Accretion Portion in excess of the maximum amount permitted by law shall be canceled automatically and, if theretofore paid, shall at the option of the Holder either be rebated to the Company or credited on the Principal Amount of this Convertible Note, or if this Convertible Note has been paid, then the excess shall be rebated to the Company. The aggregate of all the Accretion Portion (whether designated as Accretion Portion, service charges, points or otherwise) contracted for, chargeable, or receivable under this Convertible Note shall under no circumstances exceed the maximum legal rate upon the unpaid principal balance of this Convertible Note remaining unpaid from time to time. If the Accretion Portion does exceed the maximum legal rate, it shall be deemed a mistake and such excess shall be canceled automatically and, if theretofore paid, rebated to the Company or credited on the principal amount of this Convertible Note, or if this Convertible Note has been repaid, then such excess shall be rebated to the Company.

14. Governing Law. This Convertible Note shall be governed by and construed and enforced in accordance with the laws of the State of California, excluding conflict of law principles, that would cause the application of laws of any other jurisdiction.

15. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if telegraphed or mailed by registered or certified mail, postage prepaid, at the respective addresses of the parties as set forth below:

                                      24.

     To Company:    Corvas International, Inc.
                    3030 Science Park Road
                    San Diego, California 92121
                    Attn: President or Chief Executive Officer
                    Phone (619) 455-9800

     To Holder:     Artisan Equity Limited
                    c/o Island Circle Limited
                    P.O. Box HM 1186
                    Hamilton HMEX, Bermuda
                    Attn: President
                    Phone (441) 292-2363
                    Fax (441) 295-4614

                    or to such other address or to the attention of such other person specified by prior notice to the Company

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                                      25.

     In Witness Whereof, the Company has executed and delivered this Convertible Note on August 18th, 1999.


Corporate seal                     Corvas International, Inc.
                                   a Delaware corporation


                                   By:    ______________________________________
                                   Name:  Randall E. Woods
                                   Its:   President and Chief Executive Officer



                                   Artisan Equity Limited
                                   a Bermuda company

                                   By:    ______________________________________
                                   Name:  Michael J. Drew
                                   Title: Director

                                   By:    ______________________________________
                                   Name:  Susan E. Fairhurst
                                   Title: Company Secretary



                                   Attested:


                                   _____________________________________________
                                   Name:  Carolyn Felzer
                                   Title:  Assistant Secretary

             [5.5% Convertible Senior Subordinated Note Due 2006]

                                   Exhibit B

                         REGISTRATION RIGHTS AGREEMENT

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement, dated as of August 18, 1999 (this "Agreement"), is made by and among Corvas International, Inc., a Delaware corporation (the "Company") and Artisan Equity Limited, the purchaser of the Company's 5.5% Senior Subordinated Convertible Notes due 2006 (the "Purchaser, and together with the Company, the "Parties").

     This Agreement is made pursuant to the Convertible Note Purchase Agreement, dated as of August 18, 1999 (as amended and modified from time to time, the "Purchase Agreement"), between the Company and Purchaser, which provides for the sale by the Company to Purchaser of up to $10,000,000 principal amount of the Company's 5.5% Senior Subordinated Convertible Notes due 2006. In order to induce Purchaser to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

     The Parties hereby agree as follows:

     1. Certain Definitions. Except as defined in this Agreement, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

     "SEC" means the United States Securities and Exchange Commission.

     "Common Stock" means the common stock of the Company, par value $0.001 per share.

     "Convertible Notes" means the 5.5% Senior Subordinated Convertible Notes due 2006 of the Company to be issued to Purchaser pursuant to the Purchase Agreement.

     "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any permitted assignee of record of such Registrable Securities in accordance with the Purchase Agreement.

     "Registrable Securities" means (a) the shares of Common Stock to be issued upon the conversion of the issued and outstanding Convertible Notes that are Restricted Securities, (b) the shares of Common Stock to be issued upon the redemption of the issued and outstanding Convertible Notes that are Restricted Securities and (c) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities.

     "Restricted Securities" means any and all Convertible Notes upon original issuance thereof (and any shares of Common Stock issuable upon conversion thereof or upon the payment of any accretion on the Convertible Notes other than pursuant to an effective registration statement under the Securities Act) and at all times subsequent thereto until, as to any restricted security, (i) the sale of such restricted security has been effectively registered under the Securities Act and such restricted security has been disposed of in accordance with the method of distribution set forth in the Registration Statement relating thereto, or (ii) it is distributed to the public, or is otherwise able to be sold, pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) under the Securities Act.

     "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

     "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

     "Selling Expenses" means all underwriting discounts and selling commissions applicable to the sale.

     "Special Counsel" means Shearman & Sterling, special counsel to Purchaser, or such other special counsel as may be designated in writing to the Company by the holders of a majority in aggregate Principal Amount at maturity of Registrable Securities outstanding.

     2.   Shelf Registration.

          (a) Restrictions on Transfer. Each holder of Registrable Securities agrees not to make any disposition of all or any portion of the Registrable Securities unless and until:

               (i) there is in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

               (ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such holder of Registrable Securities shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such holder of Registrable Securities shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances or for transfers by a Purchaser to an affiliate (as defined in Rule 405 of the Securities Act).

          (b) First Closing. Within 30 days after the Closing Date, the Company shall file a registration statement on Form S-3 (or successor form) or if at the time of the filing the Company is no longer eligible to file on Form S-3, on Form S-1 (the "First Registration Statement") pursuant to Rule 415 (or any similar rule that may be adopted by the SEC) under the Securities Act, covering the resale of all of the Registrable Securities assuming that the total number of Registrable Securities equals the Accreted Value at the Stated Maturity of the Convertible Notes issued at First Closing divided by $3.25. The Company agrees to use its reasonable best efforts to cause the First Registration Statement to be declared effective by the SEC within 90 days of the Closing Date and thereafter to maintain the effectiveness of the First Registration Statement until the earlier to occur of: (i) such time as all the Registrable

Securities registered in the First Registration Statement have been sold, or
(ii) such time as all the Registrable Securities are salable in the public markets within a three month period under the volume restrictions under Rule 144 as promulgated under the Securities Act.

          (c) Second Closing. In the event that a Second Closing occurs pursuant to the Purchase Agreement (the "Second Closing Date"), within 30 days after the Second Closing Date, the Company shall file a registration statement on Form S-3 (or successor form) (the "Second Registration Statement") pursuant to Rule 415 (or any similar rule that may be adopted by the SEC) under the Securities Act, covering the resale of all of the Registrable Securities not covered by the First Registration Statement assuming that the total number of Registrable Securities equals the Accreted Value at the Stated Maturity of the Convertible Notes issued at the Second Closing divided by $3.25. The Company agrees to use its reasonable best efforts to cause the Second Registration Statement to be declared effective by the SEC within 90 days of the Second Closing Date and thereafter to maintain the effectiveness of the Second Registration Statement until the earlier to occur of: (i) such time as all the Registrable Securities registered on the Second Registration Statement have been sold, or (ii) such time as all the Registrable Securities are salable in the public markets within a three month period under the volume restrictions under Rule 144 as promulgated under the Securities Act.

     3. Registration Procedures. If and whenever the Company is required by the provisions of Section 2 to effect the registration of any Registrable Securities under the Securities Act, the Company shall, as expeditiously as reasonably possible:

          (a)  Prepare and file with the SEC within the time period specified in
Section 2 hereof, a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective;

          (b) As expeditiously as reasonably practicable, prepare and file with the SEC such amendments and post-effective amendments to the registration statement as may be necessary to keep the registration statement effective for the applicable period, cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act;

          (c) promptly notify the Special Counsel and notify such registered holders of Registrable Securities (and in each case, if requested, confirm any such oral or telephonic notice in writing), (i) when a Prospectus or any Prospectus supplement or post-effective amendment related to such Registrable Securities (A) has been filed and (B) with respect to a registration statement or any post-effective amendment related to such Registrable Securities, when the same has been filed and has become effective, (ii) of the receipt of any comments from the SEC relating to a registration statement, (iii) of any request by the SEC for amendments or supplements to a registration statement or related Prospectus or for additional information, (iv) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (v) if at any time the representations and warranties of the Company contained in the Purchase Agreement or the 5.5% Convertible Senior Subordinated Note due August 18, 2006 in connection with the sale of Restricted Securities by selling holders thereof cease to be true and correct in all material respects, (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale or exchange in any jurisdiction of the United States of America or the initiation of any proceeding for such purpose, (vii) of the happening of any event that makes any statement of a material fact made in such registration statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or that requires the making of any changes in a registration statement or related Prospectus so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that the timely filing of a report under the Securities Exchange Act which is incorporated by reference in the registration statement and related Prospectus shall constitute effective notice under this subsection (vii)), and
(viii) of the determination of the Company that a post-effective amendment to a registration statement would be appropriate;

          (d) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale or exchange in any jurisdiction of the United States of America, as promptly as practicable;

          (e) if reasonably requested by any Holder of Registrable Securities covered by a registration statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as such Holder reasonably requests to be included therein as is required by applicable law or as necessary so that the registration statement does not include an untrue statement of a material fact or omit to state a material fact with respect to such Holder or such Holder's planned method of distribution, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company has received notification of the matters to be incorporated in such Prospectus supplement or such post-effective amendment, and
(iii) supplement or make amendments to any registration statement as is required by applicable law;

          (f) furnish to each selling Holder of Registrable Securities upon request, and the Special Counsel, without charge, at least one conformed copy of the registration statement or statements and any post-effective amendment thereto, including financial statements and schedules, without charge, as well as all documents incorporated therein by reference or deemed incorporated therein by reference and all exhibits (including those previously furnished or incorporated by reference), at the earliest practicable time under the circumstances after the filing of such documents with the SEC;

          (g) promptly deliver to each Holder of Registrable Securities and the Special Counsel, without charge, such number of copies of the Prospectus or Prospectuses (including each preliminary prospectus) and any amendment or supplement thereto as they may reasonably request; the Company consents to the use of such Prospectus or any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in accordance with applicable law;

          (h) prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holder of Registrable Securities and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale, as the case may be, under the securities or Blue Sky laws of such state or local jurisdictions in the United

States as any seller reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable registration statement; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject, (iii) take any action that would subject it to taxation in any jurisdiction where it is not then subject or (iv) register or qualify securities prior to the effective date of any registration statement under Section 2 hereof; and

          (i) upon the occurrence of any event contemplated by paragraph 3(c)(vii) or 3(c)(viii) above, as promptly as practicable thereafter, prepare and file with the SEC a supplement or post-effective amendment to the applicable registration statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4. Information and Limitations on Distributions. If and whenever the Company is required by the provisions of Section 2 to effect the registration of any Registrable Securities under the Securities Act, the Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing. Notwithstanding any other provision of the Agreement, following the effectiveness of any registration statement filed pursuant to
Section 2 hereunder, the Company may, at any time before the Convertible Notes are converted into Common Stock of the Company pursuant to the terms of the Purchase Agreement, suspend the effectiveness of such registration statement for up to no longer than an aggregate of ninety (90) days in any 12 month period, and at any time after the Convertible Notes are converted into Common Stock of the Company pursuant to the terms of the Purchase Agreement, suspend the effectiveness of such registration statement for up to no longer than an aggregate of forty-five (45) days in any 12 month period (a "Suspension Period"), by delivering a signed certificate of an authorized officer to Holder that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders to disclose any previously undisclosed material corporate development that would be required to be disclosed if the registration statement is not suspended. The Company will use its best efforts to minimize the length of any Suspension Period. Each Holder agrees that, upon the receipt of any notice from the Company of a Suspension Period, each Holder will not sell any Registrable Securities pursuant to any registration statement covering such Registrable Securities until such Holder (i) is advised in writing by the Company that the use of the applicable prospectus may be resumed, (ii) has received copies of any additional, supplemental or amended prospectus, if applicable, and (iii) has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such prospectus.

     5. Termination of Registration Rights. All registration rights granted under Section 2 shall terminate and be of no further force and effect upon the earlier to occur of: (i) such time as all the Registrable Securities registered in the Registration Statement have been sold or (ii) such time as all the Registrable Securities are salable by the Holders thereof in the public markets within a three month period under the volume restrictions under Rule 144 as promulgated under the Securities Act

     6. Rule 144 Reporting. With a view of making available to the holders of Registrable Securities the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

          (a) Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act;

          (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Exchange Act; and

          (c) So long as any holder of Registrable Securities owns any Registrable Securities, furnish to such holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

     7. Expenses. The Company shall pay all fees and expenses incurred by it or each Holder incident to the performance of or compliance with this Agreement by the Company including, without limitation, (i) all Securities Act and Securities Exchange Act, stock exchange registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or Blue Sky laws, and (iii) all expenses in preparing or assisting in preparing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, or other documents relating to the Company's performance of and compliance with this Agreement, including without limitation, any fees and expenses of legal counsel and accountants of the Company (the "Authorized Registration Expenses"). Such expenses shall not include expenses, fees and disbursements of Special Counsel, any printing costs incurred at the election of each Holder, Selling Expenses and all other expenses, fees and disbursements incident to any registration either initiated or effected pursuant to this Agreement which are not explicitly included as Authorized Registration Expenses.

     8. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a

"Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Securities Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Holder, partner, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 8 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

          (b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder, the partners, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this
Section 8 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 8 exceed the net proceeds from the offering received by such Holder.

          (c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding; and provided, further, that no failure of an indemnified party to deliver such notice to the indemnifying party shall relieve the indemnifying party from any of its obligations to the indemnified party under this Agreement except to the extent that the indemnifying party is materially prejudiced by such failure, and shall not relieve the indemnifying party from any other obligation or liability that it may have to any indemnified party otherwise than under this Agreement.

          (d) The obligations of the Company and each Holder under this Section 8 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

     9. Contribution. If for any reason the indemnity set forth in Section 8 is unavailable or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the aggregate losses, claim, damages, liabilities and expenses of the nature contemplated by said indemnity (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and such indemnified party on the other (determined by reference to, among other things, whether the untrue statement of a material fact or omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to such indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative fault of the indemnifying party and such indemnified party but also the relative benefits received by the indemnifying party on the one hand and such indemnified party on the other, as well as any other relevant equitable considerations.

     The Parties agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in such paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, a Holder shall not be required to contribute any amount in excess of the amount by which the net proceeds of the sale of Registrable Securities sold by such Holder and distributed to the public exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person which is not guilty of such fraudulent misrepresentation.

     10. Arbitration. A party asserting the existence of any dispute or controversy arising out of or in connection with this Agreement (a "Dispute"), including any Dispute relating to the existence, materiality or cure of a claimed material breach, shall notify the other parties to this Agreement in writing of the existence and subject matter of the Dispute. For a thirty (30) day period following such notification, the parties shall meet and negotiate in good faith to attempt to resolve the Dispute and shall escalate the Dispute to the respective Chief Executive Officers of the parties if resolution is not made within the first fifteen (15) days. If such efforts do not resolve the Dispute within such thirty (30) day period, the Dispute shall be referred to and finally resolved by arbitration under the rules of the American Arbitration Association, and except for proceedings commenced to enforce an arbitration award, each party hereby irrevocably waives its right to commence any proceeding in any court with respect to any matter arising under this Agreement. The tribunal shall consist of a sole arbitrator appointed jointly by the parties. In the case of the parties failing to choose a sole arbitrator, the tribunal shall consist of three arbitrators, two of whom shall be appointed by the respective parties and the third arbitrator shall be appointed jointly by the first two. The place of arbitration shall be San Diego County, California or such other location as the parties shall agree. The language of the arbitration shall be English. No arbitrator shall be an affiliate, employee, officer or director of either party or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the Dispute. The decision of the sole arbitrator or of a majority of the arbitrators, where applicable, shall be final and binding on the parties and their respective successors and assigns. The decision shall not be subject to appeal or judicial review except in circumstances of fraud. The prevailing party in any such arbitration shall be entitled to recover reasonable fees of attorneys and other professionals in addition to all court costs and arbitrator's fees which that party may incur as a result. Judgment upon the award granted by the arbitrator(s) may be entered in any court having jurisdiction over the relevant party or its assets

     11.  Miscellaneous.

          (a) All covenants and agreements contained in this Agreement by or on behalf of any of the signatories shall bind and inure to the benefit of the respective successors and permitted assigns of the signatories, whether so expressed or not.

          (b) All notices, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when
(a) delivered by hand, (b) sent by telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate as to itself by notice to the other parties):

               (i) If to the Company: 3030 Science Park Road, San Diego, CA 92121, Attention: President, telecopier no. (619) 455-5169; or

               (ii) If to Purchaser: at the address set forth on the signature page hereof.

          (c) This Agreement shall be governed in all respects by the law of the State of California, without giving effect to its principles regarding conflicts of law.

          (d) This Agreement may not be amended or modified, and no provision hereof may be waived, except upon the approval of the Company and of the Holders of at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities; provided, however, this Agreement may be amended to add additional parties without the consent of any Holder. The failure of any of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of that term or deprive such Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

          (e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, it being intended that all of the rights and privileges of each Holder shall be enforceable to the fullest extent permitted by law.

          (g) This Agreement is intended by the parties as a final expression of their agreement and a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

     In Witness Whereof, the parties hereto have executed this Agreement on the date first written above.

                                           Corvas International, Inc.
                                           a Delaware corporation


                                           By:    /s/ Randall E. Woods
                                                  ------------------------------
                                           Name:  Randall E. Woods
                                           Its:   President and Chief Executive
                                                  Officer


                                           Artisan Equity Limited
                                           a Bermuda company
                                           c/o Island Circle Limited
                                           P.O. Box HM 1186
                                           Hamilton HMEX, Bermuda


                                           By:    /s/ Michael J. Drew
                                                  ------------------------------
                                           Name:  Michael J. Drew
                                           Title: Director

                                           By:    /s/ Susan E. Fairhurst
                                                  ------------------------------
                                           Name:  Susan E. Fairhurst
                                           Title: Company Secretary

                                   Exhibit C

                               OPINION OF COUNSEL

              [LETTERHEAD OF ARTISAN EQUITY LIMITED APPEARS HERE]

August 18, 1999


Artisan Equity Limited
c/o Island Circle Limited
P.O. Box HM 1186
Hamilton HMEX, Bermuda


Re:  Corvas International, Inc.


Ladies and Gentlemen:

We have acted as counsel for Corvas International, Inc., a Delaware corporation (the "Company"), in connection with the issuance and sale of 5.5% Convertible Senior Subordinated Note due 2006 dated August 18, 1999 (the "Convertible Note"), to the Purchaser under the Note Purchase Agreement dated as of August 18, 1999 (the "Agreement"). We are rendering this opinion pursuant to Section
2.8 of the Agreement. Except as otherwise defined herein, capitalized terms used but not defined herein have the respective meanings given to them in the Agreement.

In connection with this opinion, we have examined and relied upon the representations and warranties as to factual matters contained in and made pursuant to the Agreement, the Convertible Note and the Registration Rights Agreement dated August 18, 1999 between the Company and the Purchaser (collectively with the Convertible Note, the "Related Agreements") by the various parties and originals or copies certified to our satisfaction, of such records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. Where we render an opinion "to the best of our knowledge" or concerning an item "known to us" or our opinion otherwise refers to our knowledge, it is based solely upon (i) an inquiry of attorneys within this firm who perform legal services for the Company, (ii) receipt of a certificate executed by an officer of the Company covering such matters, and (iii) such other investigation, if any, that we specifically set forth herein.

In rendering this opinion, we have assumed: the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents (except the due authorization, execution and delivery by the Company of the Agreement and the Related Agreements), where authorization, execution and delivery are prerequisites to the effectiveness of such documents. We have also assumed: that all individuals executing and delivering documents had the legal capacity to so execute and deliver; that you have received all documents you were to receive under the Agreement and the Related Agreements; that the Agreement and the Related Agreements are obligations binding upon you;

Artisan Equity Ltd.
August 18, 1999
Page Two

if you are a corporation or other entity, that you have filed any required California franchise or income tax returns and have paid any required California franchise or income taxes; and that there are no extrinsic agreements or understandings among the parties to the Agreement or the Related Agreements that would modify or interpret the terms of the Agreement and the Related Agreements or the respective rights or obligations of the parties thereunder.

With your permission, we have assumed, without investigation, that: (a) the Purchaser will purchase the Convertible Note in accordance with the terms of the Agreement and the Related Agreements and (b) the Purchaser will act fairly, in good faith and in a commercially reasonable manner in exercising its rights.

Our opinion is expressed only with respect to the federal laws of the United States of America and the laws of the State of California and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the subject matter hereof.

We express no opinion as to the enforceability of provisions in the Agreement and the Related Agreements restricting prepayment of an indebtedness or imposing late charges, premiums, penalties, or forfeitures, including, without limitation, a requirement for the payment thereof upon acceleration of the Convertible Note.

We express no opinion regarding compliance with any law, rule or regulation regarding maximum allowable interest rates.

We express no opinion with respect to the applicability or effect of any pension, employee benefit or tax laws, including, without limitation, the Internal Revenue Code, the California Revenue and Taxation Code and the Employee Retirement Income Security Act of 1974, as amended, and other similar laws, statutes, acts, regulations or ordinances, or any decrees or decisional law with respect thereto. We are not rendering any opinion as to compliance with any antifraud law, rule or regulation relating to securities or to the sale or issuance thereof.

Our opinion in paragraph 1 below as to the good standing of the Company in the State of Delaware is based solely upon our review of a good standing certificate issued by the State of the State of Delaware. We have made no further investigation.

With regard to our opinion in paragraph 4 below, we have examined and relied solely upon a certificate executed by the Company's transfer agent, American Stock Transfer & Trust Company, as to the number of shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock that are issued and outstanding as reflected in the transfer's agents records. In addition, with regard to our opinion in paragraph 4 below as to the number of shares of Common

Artisan Equity Ltd.
August 18, 1999
Page Three

Stock reserved for issuance under outstanding options and warrants, we have relied upon a certificate executed by an officer of the Company as to the adjusted number of shares reserved for issuance and have made no further investigation.

With regard to our opinion expressed in paragraph 7 below with respect to legal proceedings, our inquiry has been limited to (i) obtaining a certificate from officers of the Company to the effect that there are no legal proceedings pending or threatened of the type described in such paragraph, (ii) reviewing our files respecting all pending litigation matters to determine that we are not acting as counsel of record for the Company on any such matters, and (iii) an inquiry of attorneys within this firm who perform legal services for the Company as to whether they are aware of any such pending or threatened action. We have conducted no further investigation.

With regard to our opinion in paragraph 8 below with respect to the offer and sale of (i) the Convertible Note and (ii) the shares of Common Stock issuable upon conversion of the Convertible Note (the "Shares"), our opinion is given on the basis of applicable law and the Agreement and the Related Agreements as of the date hereof, and we do not give any opinion with respect to any changes in the foregoing after the date hereof, and we have assumed compliance by the Purchaser with its covenants in the Agreement and the Related Agreements.

With regard to our opinion in paragraph 9 below, we have relied upon the fact that the conversion rate of $3.25 per share as set forth in the Convertible Note is more than the greater of the book or market value of the Company's Common Stock as of the date of issuance because (1) the Company's Common Stock had a closing price of $2.626 per share on the Nasdaq Stock Market on August 17, 1999 as reported on Nasdaq-Amex.com and had a five day average closing price of $2.682 on the Nasdaq Stock Market for the five trading days ending on August 17, 1999, based upon the closing prices reported on the Nasdaq-Amex.com and (2) because, in reliance upon a certificate executed by an officer of the Company, the market value of the Company's Common Stock is greater than the book value per share of the Company's Common Stock.

We express no opinion nor have we undertaken any independent investigation to determine whether the Company is insolvent, whether the Company will be rendered insolvent by the transactions contemplated by the Agreement or the Related Agreements, and after giving effect to such transactions, whether the Company will be left with unreasonably small capital with which to engage in its anticipated business and whether the Company will have intended to incur, or will have believed it has incurred, debts beyond its ability to pay as such debts mature.

On the basis of the foregoing, in reliance thereon and with the foregoing qualifications, we are of the opinion that:

Artisan Equity Ltd.
August 18, 1999
Page Four

     1. The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.

     2. The Company has the requisite corporate power to own its property and assets and to conduct its business as it is currently being conducted, is qualified as a foreign corporation to do business in California, and, to the best of our knowledge, is not required to qualify as a foreign corporation to do business in any other jurisdiction in the United States.

     3. The Agreement and the Related Agreements have been duly and validly authorized, executed and delivered by the Company and constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by: (a) except as rights to indemnity under the Agreement and the Registration Rights Agreement may be limited by applicable laws; (b) general equity principles and the limitations on the availability of equitable relief, including, without limitation, specific performance; (c) the effect of applicable bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, arrangement, suretyship, dissolution, moratorium, receivership or other similar laws relating to or affecting creditor's rights generally; (d) limitations created by or arising under statute or case law on a debtor's ability to waive rights or benefits; (e) limitations created by or arising under statute or case law on the enforceability of certain covenants and provisions of agreements where (i) the breach of such covenants or provisions imposes restrictions or burdens upon the debtor and it cannot be demonstrated that the enforcement of such restrictions or burdens is reasonably necessary for the protection of the creditor or (ii) the creditor's enforcement of such covenants or provisions under the circumstances would violate the creditor's implied covenant of good faith and fair dealing; (f) the effect of California Civil Code
Section 1717 and other statutes and judicial decisions on the recovery of attorneys' fees in contract actions; (g) the effect of California Civil Code
Section 3433; (h) limitations imposed by applicable law on the appointment of receivers; and (i) limitations imposed by law and public policy on indemnification and exculpation.

     4. Immediately prior to the issuance of the Convertible Note and the simultaneous sale of 1,300,000 shares of Common Stock pursuant to Stock Purchase Agreement, the Company's authorized capital stock consists of (a) 50,000,000 shares of Common Stock, $.001 par value, of which (excluding the shares to be issued at closing) 15,487,277 shares are issued and outstanding, (b) 10,000,000 shares of Preferred Stock, $.001 par value, of which (1) 1,000,000 shares have been designated Series A Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, (2) 250,000 shares have been designated Series B Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, and (3) 500,000 shares have been designated Series C Junior Participating Preferred Stock, $.001 par value, none of which is issued and outstanding. To our best knowledge, there are no options, warrants, conversion privileges, preemptive rights or other rights presently outstanding to

Artisan Equity Ltd.
August 18, 1999
Page Five

purchase any of the authorized but unissued capital stock of the Company other than the conversion privileges of Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Junior Participating Preferred Stock, 710,493 shares of the Company's Common Stock reserved for issuance under the Company's 1991 Incentive and Compensation Plan, 1,699,566 shares of Common Stock subject to outstanding options, 37,836 shares of the Company's Common Stock reserved for issuance under the Employee Stock Purchase Plan and 1,983,715 shares of the Company's Common Stock reserved for issuance under outstanding warrants.

     5. Upon issuance and delivery of the Convertible Note against payment therefor in accordance with the Agreement, the Convertible Note shall be convertible at the option of the holder thereof in accordance with the terms of the Convertible Note. The Shares issuable upon conversion of the Convertible Note have been duly authorized, and upon issuance and delivery against payment therefor in accordance with the terms of the Convertible Note, will be validly issued, fully paid and nonassessable.

     6. The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Agreement and the Related Agreements do not and will not (i) result in any violation of any provision of the Company's Certificate of Incorporation or Bylaws or (ii) contravene any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company entered against the Company of which we are aware, the violation or contravention of which would materially and adversely affect the Company, its assets, financial condition or operations, or the transactions contemplated by the Agreement and the Related Agreements.

     7. To our knowledge, there are no legal or governmental proceedings pending or overtly threatened against the Company or to which any of the properties of the Company is subject which seek to enjoin or prevent the issuance and sale of the Convertible Note and the transactions contemplated in the Agreement and the Related Agreements.

     8. In reliance on the representations and warranties of the Purchaser in the Agreement, all consents, approvals, authorizations, or orders of, and filings, registrations, and qualifications with any regulatory authority or governmental body in the United States required for the consummation by the Company for (i) the offer and sale of the Convertible Note and (ii) the offer and sale of the Shares, have been made or obtained, except for (a) the filing of a Form D pursuant to Securities and Exchange Commission Regulation D, (b) the filing of a Notice of Transaction Pursuant To Section 25102(f) of the California Corporate Securities Law of 1968 and any other applicable "blue sky" laws and
(c) the listing of the Shares on the Nasdaq National Market, as to which we express no opinion.

Artisan Equity Ltd.
August 18, 1999
Page Six

     9. Assuming that the entire $6,500,000 principal of the Convertible Note were converted into Shares as of the date hereof, the Company is not obligated to obtain stockholder approval under Rule 4310(c)(25)(H)(d) of the NASD Manual in effect as of the date hereof in order to issue and sell the Convertible Note or to issue the Shares.

This opinion is intended solely for your benefit and is not to be made available to or be relied upon by any other person, firm, or entity without our prior written consent.

Very truly yours,

Cooley Godward llp

By:  /s/ M. Wainwright Fishburn
    ----------------------------------
         M. Wainwright Fishburn